FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of January, 2024 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - December 2023 Earnings presentation (Supplementary information)

Earnings presentation: Supplementary information — 2023 31 January 2024

2 Important information Non-IFRS and alternative performance measures This presentation contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. APMs we use are presented unless otherwise specified on a constant FX basis, which is computed by adjusting comparative period reported data for the effects of foreign currency translation differences, which distort period-on-period comparisons. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using ESG labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2022 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 1 March 2023 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados- semestrales-y-anuales-suministrada-a-la-sec/2023/sec-2022-annual-20-f-2022-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q4 2023 Financial Report, published on 31 January 2024 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results). Underlying measures, which are included in this document, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Non-financial information This presentation contains, in addition to financial information, non-financial information (NFI), including environmental, social and governance-related metrics, statements, goals, commitments and opinions. NFI is included to comply with Spanish Act 11/2018 on non-financial information and diversity and to provide a broader view of our impact. NFI is not audited nor reviewed by an external auditor. NFI is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which are materially different from those applicable to financial information and are in many cases emerging and evolving. NFI is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. NFI is thus subject to significant measurement uncertainties, may not be comparable to NFI of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. NFI is for informational purposes only and without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law. Forward-looking statements Santander hereby warns that this presentation contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI.

3 Important information While these forward-looking statements represent our judgement and future expectations concerning our business developments and results may differ materially from those anticipated, expected, projected or assumed in forward-looking statements. In particular, forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees and may change, including, but not limited to (a) expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ (including governments and other public actors) energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; (b) Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions, which may be affected by conflicting interests such as energy security; (c) changes in operations or investments under existing or future environmental laws and regulations; (d) changes in rules and regulations, regulatory requirements and internal policies, including those related to climate-related initiatives ; (e) our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and (f) the uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations. In addition, the important factors described in this presentation and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC, as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume. Forward-looking statements are therefore aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this presentation, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Santander does not accept any liability in connection with forward-looking statements except where such liability cannot be limited under overriding provisions of applicable law. Not a securities offer This presentation and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this presentation should be taken as a profit and loss forecast. Third Party Information In this presentation, Santander relies on and refers to certain information and statistics obtained from publicly-available information and third-party sources, which it believes to be reliable. Neither Santander nor its directors, officers and employees have independently verified the accuracy or completeness of any such publicly-available and third-party information, make any representation or warranty as to the quality, fitness for a particular purpose, non-infringement, accuracy or completeness of such information or undertake any obligation to update such information after the date of this presentation. In no event shall Santander be liable for any use by any party of, for any decision made or action taken by any party in reliance upon, or for inaccuracies or errors in, or omission from, such publicly-available and third-party information contained herein. Any sources of publicly-available information and third-party information referred or contained herein retain all rights with respect to such information and use of such information herein shall not be deemed to grant a license to any third party.

4 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Quarterly income statements Quarterly income statements and business volumes of the new primary segments (under the new definitions applicable from 1 January 2024) Glossary

Santander's capital levels, both phased-in and fully loaded, exceed minimum regulatory requirements

SREP capital requirements and MDA*



Dec-23
13.45%
T2
2.40%
AT1
1.80%
G-SIB buffer[2]
1.00%
CCoB
2.50%
Pillar 2 R
0.89%
Pillar 1
4.50%
+294bps
+269bps
+304bps
CCyB,[1]
0.37%
16.39%
2.64%
T2
1.44%
AT1
12.30%
CET1
Regulatory Requirement 2023
Group ratios Dec-23

- The minimum CET1 to be maintained by the Group is 9.26%
- As of Dec-23, the distance to the MDA is 269bps[3] and the CET1 management buffer is 304bps

Assumed capital requirements (fully-loaded)**



Dec-23
13.45%
T2
2.40%
AT1
1.80%
G-SIB buffer[2]
1.00%
CCoB
2.50%
Pillar 2 R
0.89%
Pillar 1
4.50%
+286bps
+265bps
+300bps
CCyB,[1]
0.37%
16.31%
2.61%
1.44%
12.26%
>15%
2.40%
T2
1.50%
AT1
11-12%
CET1
Assumed regulatory requirement 2023
Group ratios Dec-23
Medium-term target ratios

- AT1 and T2 ratios are planned to be close to 1.5% and 2.4% of RWAs respectively

* The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Capital Requirements Regulation (CRR2) and subsequent modifications introduced by Regulation 2020/873 of the European Union. Total phased-in capital ratios include the transitory treatment according to chapter 4, title 1, part 10 of the CRR2.

** Fully-loaded CRR and fully-loaded IFRS 9.

(1) Estimated countercyclical buffer as of Dec-23.

(2) According to a recent resolution from Banco de España, our D-SIB buffer will increase from 1% to 1.25% from 1 January 2024 following a change in methodology. Institutions must hold capital at the consolidated level for the higher of the G-SIB and D-SIB requirements. As at year end 2023, Santander applies a 1% CET1 surcharge, globally (G-SIB) and locally (D-SIB), as they are both set at 1%. Additionally, the ECB revised Banco Santander, S.A.'s P2R requirement establishing a minimum of 1.74% applicable from 1 January 2024.

(3) MDA trigger = 3.04% - 0.35% = 2.69% (35bps of AT1 shortfall is covered with CET1).

Santander 5

6 Diversified bond portfolio represents just 7% of total assets Bond portfolio %, Dec-23 ALCO IRRBB €96bn Liquidity portfolio €23bn €119bn Spain 26% Poland 12% Portugal 4% UK 4% SCF 5% Mexico 16% US 12% Brazil 11% Chile 8% Other South America 2% €119bn o/w HTC €71bn (59%) • Bond portfolio represents 7% of total assets • HTC&S duration: 1.5 years • Mark to market impact of the HTC portfolio equivalent to 0.9% of total FL CET1 (€76.4bn)

7 4.0 13.7 3.2 3.3 2.1 0.3 1.7 4.4 0.4 1.8 1.0 2.6 2.0 0.4 1.1 8.7 21.8 7.2 0.2 4.5 Covered bonds Senior Senior non- preferred AT1 Sub debt 1.8 9.2 8.5 13.6 7.0 13.1 18.6 16.3 10.8 5.2 8.3 13.6 Conservative and decentralized liquidity and funding model Very manageable maturity profile€42.4bn1 issued in public markets in 2023 (1) Data includes public issuances from all units with period-average exchange rates. Excludes securitizations. (2) Includes €12.5bn of Banco Santander, S.A., €1.2bn of Santander International Product PLC. (3) €0.175 bn (net between €2.261bn of issuances executed in Nov-23 and the early redemption of XS1692931121 and XS1951093894 for a total of €2.086bn). € bn, Dec-23 € bn, Dec-23 Covered Bonds Senior Non- Preferred Senior Other 2024 2025 2026 2027 >2028 7.7 4.6 11.4 9.1 4.4 12.5 - 3.4 2.5 1.2 1.9 21.6 2028 • Covered bonds include the first ECA covered bond which was executed in market in Q1’23 (€0.5bn by Banco Santander, S.A) • Other includes issuances in Brazil, Mexico, Poland and Portugal Spain UK DCB Chile US Other 3 2

2023 issuances against funding plan

Execution of 2023 funding plan

€ bn, Dec-23	Hybrids		SNP + Senior		Covered Bonds		TOTAL	
	Plan	Issued	Plan	Issued	Plan	Issued	Plan	Issued
Banco Santander, S.A	0.5 - 1.5	3.5[1]	9-10	15.7[2]	6-7	4.0	**15.5 - 18.5**	**23.2**
UK[3]	-	-	3-4	2.1	5-6	2.1	**8-10**	**4.2**
SCF	-	-	2-4	4.4	-	-	**2-4**	**4.4**
SHUSA	-	-	1-2	2.3	-	-	**1-2**	**2.3**
TOTAL	**0.5 - 1.5**	**3.5**	**15 - 20**	**24.5**	**11-13**	**6.1**	**26.5 - 34.5**	**34.1**

Banco Santander, S.A.'s 2023 funding plan contemplates the following:

- Continue fulfilling the 1.5% AT1 and 2.4% T2 buffers subject to RWA growth
- MREL & TLAC ratios above regulatory requirements
- Liquidity position remains solid, with LCR and NFSR above minimum requirements and ample liquidity buffers
- Frontloading of issuances in the first half of the year, particularly focused on liquidity issuances.

Note: Issuance plan subject to, amongst other considerations, market conditions and regulatory requirements. Other secured issuances (for example ABS, RMBS, etc.) are not considered in the table above.

(1) Includes:

a) AT1: €0.175 bn (net between €2.261bn of issuances executed in Nov-23 and the early redemption of XS1692931121 and XS1951093894 for a total of €2.086bn).
b) Tier 2: €0.75bn as part of the 2023 funding plan.
c) Tier 2: €2.56bn issued as prefunding for the 2024 funding plan.

(2) Includes: €3.25bn Senior Non-Preferred and €3.4bn Senior Preferred issued in 2023, as prefunding for the 2024 funding plan.

(3) Santander UK's funding plan lower than originally forecast due to lower balance sheet size, and consequently a smaller commercial gap.

Santander

8

9 2024 funding plan Issuance plan subject to, amongst other considerations, market conditions and regulatory requirements 2024 funding plan  Continue fulfilling the 1.5% AT1 and 2.4% T2 buffers subject to RWA growth  MREL & TLAC ratios above regulatory requirements  Liquidity position remains solid, with LCR and NFSR above minimum requirements and ample liquidity buffers  Frontloading of issuances in the first half of the year, particularly focused on regulatory issuances Banco Santander, S.A.’s 2024 funding plan contemplates the following: Note: Other secured issuances (for example ABS, RMBS, etc.) are not considered in the table above. (1) Includes: €2.56bn in Tier 2 debt issued in 2023 as prefunding for the 2024 funding plan. (2) Includes €3.25bn Senior Non-Preferred and €3.4bn Senior Preferred issued in 2023, as prefunding for the 2024 funding plan. 21 € bn, Jan-24 Plan Issued Plan Issued Plan Issued Plan Issued Banco Santander, S.A 4 - 5 3.8 16 - 18 11.6 0 - 1 - 20 - 24 15.4 UK - - 1 - 2 - 5 - 6 1.5 6 - 8 1.5 SCF - - 3 - 5 2.0 - - 3 - 5 2.0 SHUSA - - 2 - 3 0.9 - - 2 - 3 0.9 TOTAL 4 - 5 3.8 22 - 28 14.5 5 - 7 1.5 31 - 40 19.8 Hybrids SNP + Senior Covered Bonds TOTAL

10 29.8% 11.5% 3.9% 4.1% 4.9% 37.8% 16.4% % RWAs % LE 18.0% 6.8% 3.9% 4.6% 2.5% 26.5% 9.2% % RWAs % LE TLAC/MREL for the Resolution Group headed by Banco Santander, S.A. MREL Dec-23(e)TLAC Dec-23(e) Note: Figures applying the IFRS 9 transitional arrangements. Provisional data. (1) TLAC RWAs are €316bn and leverage exposure (LE) is €906bn. MREL RWAs are €421bn and leverage exposure is €968bn. (2) MREL Requirement based on RWAs from Jan-24: 29.81% + Combined Buffer Requirement (CBR). % and € bn Req. 33.7% Requirement CBR Buffer SNP T2 CET1 Senior AT1 Sub debt % Req. 21.9% Distance to M-MDA €14.6bn 462 bps €22.6bn 249 bps €17.2bn 409 bps €47.6bn 491 bps 80.5 8.1 12.0 4.5 29.7 24.2 159.0 MREL instruments 1 1 1 1 2 Requirement CBR Buffer

11 Well-funded, diversified, prudent and highly liquid balance sheet (large % contribution from customer deposits), reflected in solid liquidity ratios Liquidity Balance Sheet Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances). (1) Provisional data. (2) UK: Ring-fenced bank; Spain: Banco Santander, S.A. standalone. ST Funding Securitizations and others Loans and advances to customers Fixed assets & other Customer deposits M/LT debt issuances € bn, Dec-23 Equity and other liabilitiesFinancial assets 393 47 94 164 1,036 206 60 1,047 1,524 1,524 Assets Liabilities Net Stable Funding Ratio (NSFR) Dec-23 Sep-23 Sep-23 Spain 2 159% 163% 116% UK 2 159% 153% 134% Portugal 150% 139% 118% Poland 221% 207% 155% US 138% 136% 115% Mexico 171% 171% 130% Brazil 154% 146% 112% Chile 207% 193% 114% Argentina 226% 192% 160% SCF 357% 377% 111% Group 166% 164% 122% 1 HQLAs1 HQLA Level 1 337.0 HQLA Level 2 11.0 o/w Level 2A 4.2 o/w Level 2B 6.8 Liquidity Coverage Ratio (LCR) €348bn o/w cash €218bn

12 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Quarterly income statements Quarterly income statements and business volumes of the new primary segments (under the new definitions applicable from 1 January 2024) Glossary

13 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Europe 2.09 2.23 2.46 2.87 3.45 3.82 4.17 4.37 Spain 1.72 1.77 1.96 2.46 3.31 3.80 4.27 4.46 United Kingdom 2.25 2.33 2.46 2.71 2.94 3.16 3.38 3.60 Portugal 1.46 1.48 1.69 2.37 3.33 4.03 4.63 5.00 Poland 4.64 6.22 7.28 7.64 8.26 8.42 8.49 8.24 North America 7.32 7.62 8.13 8.75 9.46 10.08 10.20 10.28 US 6.25 6.39 6.89 7.35 7.88 8.44 8.49 8.59 Mexico 10.42 11.07 11.81 12.80 13.72 14.25 14.30 14.35 South America 12.91 14.72 14.60 13.94 14.04 14.15 13.34 14.26 Brazil 14.36 14.89 14.83 14.90 15.16 15.13 15.17 14.91 Chile 10.04 14.44 13.35 11.70 9.84 10.12 7.68 10.68 Argentina 24.39 28.80 34.39 37.44 40.29 43.03 48.60 56.01 DCB Europe 4.02 4.00 4.02 4.28 4.72 4.99 5.23 5.46 Yield on loans (%)

14 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Europe 0.08 0.14 0.25 0.53 0.81 1.03 1.24 1.46 Spain 0.05 0.05 0.09 0.22 0.53 0.72 0.90 1.00 United Kingdom 0.12 0.21 0.35 0.79 1.10 1.37 1.64 2.02 Portugal 0.01 0.02 0.02 0.04 0.14 0.26 0.38 0.62 Poland 0.16 0.49 1.00 1.58 1.75 1.89 1.91 1.66 North America 0.74 0.93 1.35 2.10 2.98 3.41 3.75 3.91 US 0.10 0.28 0.70 1.40 2.10 2.40 2.82 3.06 Mexico 2.39 2.58 3.08 3.91 4.98 5.44 5.55 5.58 South America 5.21 6.57 8.13 8.20 9.10 9.23 9.15 8.33 Brazil 6.12 7.19 8.49 8.60 8.99 8.87 9.07 8.13 Chile 1.70 3.12 4.39 4.79 4.82 5.15 4.92 4.74 Argentina 13.62 17.65 22.86 28.10 29.55 36.13 43.24 46.36 DCB Europe 0.22 0.26 0.39 0.71 1.05 1.38 1.71 2.02 Cost of deposits (%)

15 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Quarterly income statements Quarterly income statements and business volumes of the new primary segments (under the new definitions applicable from 1 January 2024) Glossary

16 Exposure ¹ Coverage Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep-23 Dec-23 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep-23 Dec-23 Stage 1 967 998 1,030 1,004 1,005 1,011 1,002 1,000 0.5% 0.5% 0.5% 0.4% 0.4% 0.4% 0.4% 0.4% Stage 2 68 66 70 69 72 75 77 80 8.0% 8.5% 7.7% 7.7% 7.4% 7.2% 7.0% 6.4% Stage 3 36 34 36 35 34 35 36 36 41.0% 40.1% 41.0% 40.8% 40.1% 41.0% 40.4% 40.6% Stage coverage 1) Exposure subject to impairment in EUR bn. Additionally, customer loans not subject to impairment recorded at mark to market with changes through P&L (EUR 22 bn in March 2022, EUR 23 bn in June 2022, EUR 21 bn in September 2022, EUR 16 bn in December 2022, EUR 17 bn in March 2023, EUR 18 bn in June 2023, EUR 20 bn in September 2023 and EUR 19 bn in December 2023).

17 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep-23 Dec-23 Europe 3.01 2.63 2.58 2.37 2.35 2.35 2.32 2.32 Spain 4.47 3.83 3.69 3.27 3.19 3.11 3.06 3.06 United Kingdom 1.42 1.17 1.16 1.21 1.27 1.32 1.42 1.42 Portugal 3.42 3.33 3.03 2.99 3.05 3.09 2.48 2.59 Poland 3.50 3.45 3.63 3.80 3.66 3.74 3.63 3.55 North America 2.83 2.71 2.79 3.03 2.95 3.23 3.83 4.09 US 2.75 2.64 2.92 3.25 3.13 3.46 4.24 4.57 Mexico 3.09 2.95 2.34 2.32 2.39 2.60 2.72 2.82 South America 5.05 5.39 5.54 6.20 5.99 5.88 5.71 5.72 Brazil 5.68 6.34 6.63 7.57 7.34 7.00 6.71 6.56 Chile 4.70 4.70 4.63 4.99 4.75 4.95 4.90 5.01 Argentina 3.21 2.48 2.13 2.08 2.08 1.92 1.91 1.99 DCB Europe 2.27 2.22 2.20 2.06 2.05 2.04 2.08 2.12 TOTAL GROUP 3.26 3.05 3.08 3.08 3.05 3.07 3.13 3.14 NPL ratio (%)

18 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep-23 Dec-23 Europe 49.1 50.2 49.7 51.8 51.0 51.1 51.1 49.3 Spain 50.4 49.4 49.3 51.0 49.9 50.7 51.2 49.1 United Kingdom 26.1 32.9 32.4 33.8 33.1 32.0 31.9 30.3 Portugal 72.8 74.3 76.3 79.3 80.3 81.8 84.6 82.7 Poland 78.5 76.0 74.8 74.0 75.2 74.0 76.5 73.3 North America 110.5 111.4 102.7 93.3 94.9 90.0 78.8 73.8 US 122.2 121.0 102.8 90.3 91.5 85.6 73.1 67.7 Mexico 79.5 84.1 102.7 106.6 108.5 106.3 102.7 100.0 South America 92.2 86.9 84.7 76.0 76.3 77.8 78.0 78.4 Brazil 101.1 92.3 89.2 79.5 79.5 82.7 83.0 84.7 Chile 60.7 60.4 60.3 56.3 59.2 56.2 55.6 52.7 Argentina 161.7 171.1 179.0 180.4 169.4 163.1 158.3 165.7 DCB Europe 99.4 97.4 95.6 92.8 93.5 94.5 92.2 88.0 TOTAL GROUP 69.5 70.6 69.7 67.5 67.9 68.4 67.5 65.9 NPL coverage ratio (%)

19 Spain, 17.9% UK, 4.6% Portugal, 3.6% Poland, 4.4% Other Europe, 0.1% US, 18.2% Mexico, 6.4% Brazil, 27.1% Chile, 5.3% Argentina, 0.5% Other South America, 1.1% DCB Europe, 10.8% Spain, 24.1% UK, 10.0% Portugal, 2.9% Poland, 4.0% Other Europe, 0.1% US, 17.8% Mexico, 4.2% Brazil, 21.2% Chile, 6.6% Argentina, 0.2% Other South America, 0.7% Digital Consumer Bank, 8.1% Loan-loss allowancesCredit impaired loans Credit impaired loans and loan-loss allowances. Breakdown by operating areas. December 2023

20 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep-23 Dec-23 Europe 0.37 0.37 0.36 0.39 0.42 0.42 0.44 0.44 Spain 0.88 0.79 0.71 0.61 0.62 0.62 0.62 0.62 United Kingdom (0.08) (0.02) 0.02 0.12 0.12 0.11 0.12 0.10 Portugal 0.03 (0.05) (0.12) 0.04 0.06 0.10 0.17 0.20 Poland 0.65 0.95 1.07 1.43 1.71 1.87 1.98 2.08 North America 0.93 1.09 1.12 1.49 1.62 1.70 1.91 2.05 US 0.49 0.78 0.87 1.35 1.52 1.57 1.77 1.92 Mexico 2.22 2.05 1.86 1.95 1.98 2.13 2.34 2.43 South America 2.73 2.97 3.11 3.32 3.39 3.32 3.30 3.36 Brazil 3.94 4.26 4.46 4.79 4.84 4.74 4.67 4.77 Chile 0.83 0.89 0.87 0.93 0.95 0.88 0.87 0.80 Argentina 3.31 3.07 2.88 2.91 2.97 3.46 4.09 6.64 DCB Europe 0.44 0.44 0.43 0.45 0.48 0.54 0.60 0.62 TOTAL GROUP 0.77 0.83 0.86 0.99 1.05 1.08 1.13 1.18 Cost of risk (%) NOTE: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months.

21 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Quarterly income statements Quarterly income statements and business volumes of the new primary segments (under the new definitions applicable from 1 January 2024) Glossary

22 GRUPO SANTANDER (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 8,855 9,554 10,051 10,159 10,185 10,735 11,219 11,122 -0.9% 38,619 43,261 +12.0% Net fee income 2,812 3,040 3,015 2,923 3,043 3,060 3,119 2,835 -9.1% 11,790 12,057 +2.3% Gains (losses) on financial transactions and other 638 221 443 443 707 504 523 595 +13.8% 1,745 2,329 +33.5% Total revenue 12,305 12,815 13,509 13,525 13,935 14,299 14,861 14,552 -2.1% 52,154 57,647 +10.5% Operating expenses (5,535) (5,900) (6,160) (6,308) (6,145) (6,334) (6,482) (6,464) -0.3% (23,903) (25,425) +6.4% Net operating income 6,770 6,915 7,349 7,217 7,790 7,965 8,379 8,088 -3.5% 28,251 32,222 +14.1% Net loan-loss provisions (2,101) (2,634) (2,756) (3,018) (2,873) (2,898) (3,266) (3,421) +4.7% (10,509) (12,458) +18.5% Other gains (losses) and provisions (498) (537) (747) (710) (822) (833) (666) (745) +11.9% (2,492) (3,066) +23.0% Profit before tax 4,171 3,744 3,846 3,489 4,095 4,234 4,447 3,922 -11.8% 15,250 16,698 +9.5% Consolidated profit 2,869 2,672 2,682 2,541 2,865 2,970 3,176 3,198 +0.7% 10,764 12,209 +13.4% Attributable profit 2,543 2,351 2,422 2,289 2,571 2,670 2,902 2,933 +1.1% 9,605 11,076 +15.3%

23 GRUPO SANTANDER (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 8,930 9,150 9,435 9,855 9,916 10,351 10,891 12,103 +11.1% 37,369 43,261 +15.8% Net fee income 2,830 2,923 2,856 2,875 2,982 2,964 3,028 3,083 +1.8% 11,483 12,057 +5.0% Gains (losses) on financial transactions and other 703 311 590 498 832 649 628 221 -64.9% 2,102 2,329 +10.8% Total revenue 12,462 12,384 12,881 13,227 13,729 13,964 14,548 15,406 +5.9% 50,954 57,647 +13.1% Operating expenses (5,516) (5,667) (5,820) (6,189) (6,018) (6,163) (6,344) (6,900) +8.8% (23,193) (25,425) +9.6% Net operating income 6,946 6,717 7,061 7,038 7,711 7,800 8,204 8,507 +3.7% 27,761 32,222 +16.1% Net loan-loss provisions (2,181) (2,599) (2,692) (2,991) (2,883) (2,868) (3,223) (3,484) +8.1% (10,463) (12,458) +19.1% Other gains (losses) and provisions (478) (476) (691) (651) (810) (785) (670) (800) +19.3% (2,296) (3,066) +33.5% Profit before tax 4,286 3,642 3,678 3,396 4,018 4,147 4,310 4,223 -2.0% 15,002 16,698 +11.3% Consolidated profit 2,939 2,591 2,573 2,478 2,799 2,893 3,091 3,426 +10.8% 10,580 12,209 +15.4% Attributable profit 2,605 2,270 2,311 2,221 2,502 2,596 2,818 3,160 +12.1% 9,407 11,076 +17.7%

24 Europe (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 2,839 2,981 3,179 3,567 3,597 3,968 4,222 4,123 -2.4% 12,565 15,910 +26.6% Net fee income 1,154 1,162 1,125 1,051 1,168 1,076 1,084 1,071 -1.2% 4,493 4,399 -2.1% Gains (losses) on financial transactions and other 312 134 388 139 406 249 458 17 -96.3% 972 1,130 +16.3% Total revenue 4,305 4,276 4,692 4,757 5,171 5,293 5,765 5,211 -9.6% 18,030 21,439 +18.9% Operating expenses (2,060) (2,104) (2,132) (2,227) (2,167) (2,215) (2,291) (2,357) +2.9% (8,523) (9,030) +5.9% Net operating income 2,245 2,172 2,559 2,530 3,004 3,078 3,474 2,854 -17.9% 9,507 12,409 +30.5% Net loan-loss provisions (515) (631) (614) (636) (642) (646) (662) (582) -12.0% (2,396) (2,533) +5.7% Other gains (losses) and provisions (236) (342) (562) (488) (516) (389) (361) (415) +15.0% (1,629) (1,681) +3.2% Profit before tax 1,494 1,199 1,384 1,405 1,846 2,042 2,451 1,856 -24.3% 5,482 8,195 +49.5% Consolidated profit 1,073 867 1,011 1,038 1,269 1,428 1,753 1,374 -21.6% 3,989 5,824 +46.0% Attributable profit 1,018 821 998 973 1,189 1,347 1,640 1,306 -20.4% 3,810 5,482 +43.9%

25 Europe (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 2,802 2,961 3,177 3,585 3,638 3,969 4,202 4,101 -2.4% 12,526 15,910 +27.0% Net fee income 1,154 1,162 1,128 1,055 1,175 1,076 1,082 1,066 -1.4% 4,498 4,399 -2.2% Gains (losses) on financial transactions and other 312 132 386 138 405 249 459 17 -96.4% 969 1,130 +16.7% Total revenue 4,268 4,255 4,691 4,778 5,218 5,294 5,743 5,184 -9.7% 17,993 21,439 +19.2% Operating expenses (2,039) (2,090) (2,126) (2,231) (2,184) (2,216) (2,281) (2,349) +3.0% (8,486) (9,030) +6.4% Net operating income 2,229 2,165 2,566 2,547 3,034 3,078 3,462 2,835 -18.1% 9,506 12,409 +30.5% Net loan-loss provisions (514) (633) (616) (642) (649) (647) (659) (578) -12.4% (2,404) (2,533) +5.4% Other gains (losses) and provisions (234) (341) (572) (488) (519) (389) (360) (413) +14.9% (1,636) (1,681) +2.8% Profit before tax 1,481 1,191 1,378 1,417 1,866 2,042 2,443 1,844 -24.5% 5,466 8,195 +49.9% Consolidated profit 1,062 862 1,006 1,046 1,284 1,428 1,747 1,365 -21.9% 3,977 5,824 +46.4% Attributable profit 1,006 814 992 979 1,201 1,347 1,635 1,300 -20.5% 3,792 5,482 +44.6%

26 Spain (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 998 1,017 1,119 1,405 1,460 1,701 1,741 1,738 -0.2% 4,539 6,641 +46.3% Net fee income 745 730 697 646 752 661 635 652 +2.7% 2,818 2,699 -4.2% Gains (losses) on financial transactions and other 278 169 306 125 335 204 302 (48) — 877 792 -9.6% Total revenue 2,021 1,916 2,121 2,175 2,547 2,566 2,678 2,341 -12.6% 8,233 10,132 +23.1% Operating expenses (972) (971) (997) (1,057) (1,014) (1,025) (1,088) (1,100) +1.2% (3,998) (4,227) +5.7% Net operating income 1,049 945 1,124 1,118 1,533 1,540 1,591 1,241 -22.0% 4,236 5,905 +39.4% Net loan-loss provisions (391) (416) (421) (390) (415) (389) (377) (342) -9.1% (1,618) (1,522) -5.9% Other gains (losses) and provisions (139) (144) (110) (147) (379) (212) (201) (191) -4.9% (539) (984) +82.4% Profit before tax 519 385 593 581 739 940 1,013 707 -30.2% 2,079 3,399 +63.5% Consolidated profit 365 287 452 456 466 666 722 516 -28.5% 1,560 2,371 +51.9% Attributable profit 365 287 452 456 466 666 722 516 -28.5% 1,560 2,371 +51.9%

27 United Kingdom (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 1,192 1,227 1,277 1,297 1,283 1,300 1,344 1,225 -8.9% 4,992 5,152 +3.2% Net fee income 92 110 93 95 83 84 97 74 -23.3% 390 338 -13.3% Gains (losses) on financial transactions and other 7 6 28 (4) 2 6 45 (19) — 36 34 -5.0% Total revenue 1,291 1,342 1,397 1,388 1,368 1,391 1,486 1,280 -13.9% 5,418 5,525 +2.0% Operating expenses (672) (677) (660) (677) (674) (689) (684) (698) +2.1% (2,685) (2,745) +2.2% Net operating income 620 666 738 710 694 702 803 581 -27.6% 2,733 2,779 +1.7% Net loan-loss provisions (51) (74) (109) (82) (59) (44) (126) (18) -85.6% (316) (247) -21.7% Other gains (losses) and provisions (66) (99) (88) (264) (92) (73) (92) (168) +81.9% (517) (425) -17.9% Profit before tax 503 492 540 365 542 585 585 396 -32.3% 1,900 2,107 +10.9% Consolidated profit 375 361 402 257 395 423 425 301 -29.1% 1,395 1,545 +10.8% Attributable profit 375 361 402 257 395 423 425 301 -29.1% 1,395 1,545 +10.8%

28 United Kingdom (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 1,147 1,196 1,256 1,296 1,303 1,300 1,329 1,221 -8.1% 4,894 5,152 +5.3% Net fee income 89 107 92 95 84 84 96 74 -22.8% 382 338 -11.5% Gains (losses) on financial transactions and other 7 6 27 (4) 2 6 45 (20) — 35 34 -3.1% Total revenue 1,242 1,309 1,375 1,387 1,389 1,391 1,470 1,275 -13.3% 5,312 5,525 +4.0% Operating expenses (646) (660) (649) (677) (685) (689) (675) (696) +3.0% (2,633) (2,745) +4.3% Net operating income 596 649 725 709 705 701 794 579 -27.1% 2,679 2,779 +3.7% Net loan-loss provisions (49) (72) (107) (81) (60) (44) (125) (18) -85.7% (310) (247) -20.1% Other gains (losses) and provisions (63) (97) (87) (260) (94) (73) (91) (167) +83.6% (507) (425) -16.3% Profit before tax 483 480 531 368 551 585 578 394 -31.8% 1,863 2,107 +13.1% Consolidated profit 361 352 396 259 401 423 420 300 -28.6% 1,367 1,545 +13.0% Attributable profit 361 352 396 259 401 423 420 300 -28.6% 1,367 1,545 +13.0%

29 United Kingdom (GBP mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 997 1,040 1,092 1,127 1,133 1,130 1,156 1,061 -8.1% 4,256 4,480 +5.3% Net fee income 77 93 80 82 73 73 83 64 -22.8% 332 294 -11.5% Gains (losses) on financial transactions and other 6 5 24 (4) 2 5 39 (17) — 31 30 -3.1% Total revenue 1,080 1,138 1,195 1,206 1,208 1,209 1,278 1,109 -13.3% 4,619 4,804 +4.0% Operating expenses (562) (574) (565) (589) (595) (599) (587) (605) +3.0% (2,289) (2,387) +4.3% Net operating income 518 564 631 617 613 610 691 504 -27.1% 2,330 2,417 +3.7% Net loan-loss provisions (43) (63) (93) (71) (52) (38) (109) (16) -85.7% (269) (215) -20.1% Other gains (losses) and provisions (55) (84) (76) (226) (82) (63) (79) (145) +83.6% (441) (369) -16.3% Profit before tax 420 418 462 320 479 509 503 343 -31.8% 1,620 1,833 +13.1% Consolidated profit 314 306 344 225 349 368 365 261 -28.6% 1,189 1,343 +13.0% Attributable profit 314 306 344 225 349 368 365 261 -28.6% 1,189 1,343 +13.0%

30 Portugal (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 170 171 175 231 261 314 439 451 +2.7% 747 1,465 +96.2% Net fee income 122 123 121 118 124 111 117 111 -5.1% 484 464 -4.2% Gains (losses) on financial transactions and other 41 (13) 23 13 20 (6) 18 21 +18.9% 64 54 -16.4% Total revenue 333 281 320 362 405 419 575 584 +1.6% 1,295 1,982 +53.1% Operating expenses (125) (125) (125) (126) (132) (132) (137) (141) +3.0% (502) (542) +8.1% Net operating income 207 155 194 237 273 286 438 443 +1.2% 793 1,440 +81.6% Net loan-loss provisions (8) (3) 2 (8) (14) (20) (25) (18) -25.6% (17) (77) +353.6% Other gains (losses) and provisions 15 (40) 1 23 1 (42) (7) (1) -82.8% (1) (49) — Profit before tax 215 112 196 252 261 223 406 423 +4.2% 775 1,314 +69.4% Consolidated profit 148 78 136 174 180 142 284 293 +3.2% 536 898 +67.8% Attributable profit 148 77 135 174 180 142 283 292 +3.2% 534 896 +67.9%

31 Poland (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 407 486 530 552 586 623 662 673 +1.6% 1,976 2,543 +28.7% Net fee income 138 130 135 125 145 144 148 153 +3.3% 528 589 +11.6% Gains (losses) on financial transactions and other (35) (37) 24 18 (2) 13 25 13 -49.0% (30) 49 — Total revenue 511 579 690 695 729 780 835 838 +0.4% 2,474 3,182 +28.6% Operating expenses (166) (173) (171) (182) (197) (207) (217) (240) +10.7% (692) (862) +24.6% Net operating income 345 406 519 512 531 573 617 598 -3.2% 1,782 2,320 +30.1% Net loan-loss provisions (64) (138) (88) (150) (151) (191) (132) (199) +51.0% (440) (674) +53.2% Other gains (losses) and provisions (46) (60) (363) (85) (44) (61) (60) (88) +46.4% (553) (253) -54.2% Profit before tax 236 208 68 277 336 321 425 310 -27.0% 789 1,392 +76.4% Consolidated profit 167 142 33 200 247 236 319 213 -33.2% 542 1,015 +87.3% Attributable profit 112 95 22 134 167 155 208 145 -30.3% 364 674 +85.3%

32 Poland (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 415 498 553 573 608 624 657 655 -0.3% 2,039 2,543 +24.7% Net fee income 140 133 141 130 150 144 147 149 +1.4% 545 589 +8.1% Gains (losses) on financial transactions and other (35) (38) 24 18 (2) 14 25 12 -50.6% (31) 49 — Total revenue 520 593 718 722 756 781 828 816 -1.5% 2,553 3,182 +24.6% Operating expenses (169) (177) (178) (190) (205) (207) (215) (235) +8.9% (714) (862) +20.7% Net operating income 351 416 540 532 551 574 613 581 -5.2% 1,839 2,320 +26.1% Net loan-loss provisions (65) (141) (92) (156) (157) (192) (130) (195) +49.8% (454) (674) +48.5% Other gains (losses) and provisions (46) (62) (374) (89) (46) (61) (60) (86) +44.8% (571) (253) -55.6% Profit before tax 240 213 74 287 348 320 423 300 -29.1% 814 1,392 +71.0% Consolidated profit 170 146 36 208 257 236 317 205 -35.3% 559 1,015 +81.5% Attributable profit 114 97 24 139 173 154 207 140 -32.4% 375 674 +79.6%

33 Poland (PLN mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 1,881 2,261 2,510 2,602 2,759 2,830 2,980 2,972 -0.3% 9,254 11,541 +24.7% Net fee income 637 605 641 591 682 653 665 675 +1.4% 2,474 2,675 +8.1% Gains (losses) on financial transactions and other (160) (172) 109 82 (9) 62 114 56 -50.6% (140) 224 — Total revenue 2,359 2,693 3,260 3,275 3,432 3,545 3,760 3,703 -1.5% 11,588 14,440 +24.6% Operating expenses (766) (805) (810) (861) (930) (941) (978) (1,065) +8.9% (3,241) (3,913) +20.7% Net operating income 1,593 1,889 2,451 2,415 2,502 2,604 2,782 2,638 -5.2% 8,347 10,527 +26.1% Net loan-loss provisions (294) (641) (417) (708) (713) (871) (591) (885) +49.8% (2,060) (3,059) +48.5% Other gains (losses) and provisions (211) (279) (1,698) (403) (208) (279) (271) (392) +44.8% (2,592) (1,150) -55.6% Profit before tax 1,088 968 335 1,304 1,581 1,454 1,920 1,362 -29.1% 3,695 6,318 +71.0% Consolidated profit 771 662 164 942 1,165 1,070 1,440 932 -35.3% 2,539 4,607 +81.5% Attributable profit 518 442 110 632 785 700 938 634 -32.4% 1,702 3,057 +79.6%

34 Other Europe (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 72 80 77 83 7 30 36 36 +1.2% 312 109 -65.0% Net fee income 56 69 79 68 65 75 87 81 -7.3% 273 309 +13.2% Gains (losses) on financial transactions and other 21 9 7 (13) 50 32 68 51 -25.5% 25 201 — Total revenue 149 158 164 138 122 137 191 168 -12.2% 609 618 +1.6% Operating expenses (125) (158) (179) (185) (150) (161) (166) (177) +6.9% (646) (653) +1.1% Net operating income 24 1 (15) (47) (28) (24) 26 (9) — (38) (35) -6.5% Net loan-loss provisions (1) (1) 3 (7) (3) (2) (3) (4) +64.3% (6) (12) +112.3% Other gains (losses) and provisions (1) 1 (2) (15) (1) (1) (1) 33 — (18) 30 — Profit before tax 22 1 (15) (70) (32) (27) 22 20 -11.4% (61) (17) -71.5% Consolidated profit 17 (0) (11) (49) (20) (38) 4 50 — (43) (5) -89.1% Attributable profit 17 1 (13) (48) (19) (38) 3 52 — (42) (3) -93.7%

35 Other Europe (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 74 79 74 80 6 30 36 36 -0.3% 307 109 -64.4% Net fee income 57 69 77 66 65 75 87 81 -7.7% 269 309 +14.7% Gains (losses) on financial transactions and other 21 9 6 (14) 50 32 68 51 -25.8% 23 201 — Total revenue 152 157 157 132 121 138 192 167 -12.7% 599 618 +3.2% Operating expenses (127) (157) (175) (181) (149) (162) (166) (177) +6.5% (640) (653) +2.1% Net operating income 26 0 (18) (49) (28) (24) 26 (9) — (41) (35) -14.4% Net loan-loss provisions (1) (1) 3 (7) (3) (2) (3) (4) +64.7% (6) (12) +112.2% Other gains (losses) and provisions (1) 1 (2) (15) (1) (1) (1) 33 — (18) 30 — Profit before tax 23 0 (17) (71) (33) (27) 22 19 -13.1% (64) (17) -72.8% Consolidated profit 18 (0) (13) (50) (21) (38) 4 50 — (46) (5) -89.6% Attributable profit 18 0 (14) (49) (19) (38) 3 51 — (45) (3) -94.0%

36 North America (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 2,131 2,352 2,619 2,603 2,448 2,483 2,602 2,626 +0.9% 9,705 10,159 +4.7% Net fee income 443 494 513 508 521 555 560 555 -0.9% 1,958 2,192 +11.9% Gains (losses) on financial transactions and other 220 140 108 184 172 237 228 185 -18.9% 653 823 +26.0% Total revenue 2,795 2,986 3,240 3,295 3,141 3,276 3,391 3,366 -0.7% 12,316 13,174 +7.0% Operating expenses (1,260) (1,432) (1,546) (1,632) (1,500) (1,560) (1,648) (1,758) +6.7% (5,871) (6,465) +10.1% Net operating income 1,535 1,554 1,694 1,663 1,641 1,716 1,743 1,608 -7.7% 6,445 6,708 +4.1% Net loan-loss provisions (439) (524) (703) (872) (808) (722) (1,077) (1,126) +4.5% (2,538) (3,733) +47.1% Other gains (losses) and provisions (46) (19) (46) (7) (19) (69) (37) (14) -61.7% (118) (138) +17.4% Profit before tax 1,050 1,011 945 784 815 925 629 469 -25.5% 3,790 2,837 -25.1% Consolidated profit 815 782 706 619 640 719 555 454 -18.2% 2,921 2,369 -18.9% Attributable profit 806 772 693 607 627 719 554 454 -18.0% 2,878 2,354 -18.2%

37 North America (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 2,335 2,429 2,571 2,568 2,481 2,497 2,578 2,603 +1.0% 9,902 10,159 +2.6% Net fee income 499 524 518 513 534 558 550 549 -0.2% 2,054 2,192 +6.7% Gains (losses) on financial transactions and other 226 133 91 175 170 240 228 184 -19.4% 625 823 +31.7% Total revenue 3,060 3,086 3,180 3,256 3,186 3,296 3,356 3,336 -0.6% 12,581 13,174 +4.7% Operating expenses (1,377) (1,478) (1,517) (1,614) (1,517) (1,570) (1,634) (1,744) +6.7% (5,985) (6,465) +8.0% Net operating income 1,683 1,608 1,663 1,642 1,669 1,726 1,722 1,592 -7.6% 6,596 6,708 +1.7% Net loan-loss provisions (485) (541) (688) (857) (815) (728) (1,072) (1,119) +4.3% (2,571) (3,733) +45.2% Other gains (losses) and provisions (52) (22) (48) (5) (19) (69) (36) (14) -62.3% (127) (138) +9.0% Profit before tax 1,146 1,045 927 780 835 930 613 459 -25.1% 3,899 2,837 -27.2% Consolidated profit 888 807 691 615 654 723 544 447 -17.9% 3,001 2,369 -21.1% Attributable profit 878 796 677 602 641 723 543 447 -17.6% 2,953 2,354 -20.3%

38 United States (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 1,378 1,499 1,669 1,594 1,465 1,436 1,414 1,428 +1.0% 6,140 5,742 -6.5% Net fee income 197 198 194 183 190 200 189 187 -1.3% 771 766 -0.6% Gains (losses) on financial transactions and other 236 157 139 180 173 161 215 152 -29.5% 713 701 -1.7% Total revenue 1,811 1,854 2,001 1,957 1,827 1,797 1,818 1,767 -2.8% 7,623 7,209 -5.4% Operating expenses (798) (883) (953) (964) (912) (887) (915) (964) +5.4% (3,599) (3,679) +2.2% Net operating income 1,013 970 1,048 993 915 910 903 802 -11.2% 4,025 3,531 -12.3% Net loan-loss provisions (256) (338) (513) (637) (567) (438) (764) (824) +7.9% (1,744) (2,593) +48.7% Other gains (losses) and provisions (19) 7 (5) (3) (2) (55) (21) 4 — (20) (74) +278.1% Profit before tax 738 640 530 354 346 417 119 (18) — 2,261 863 -61.8% Consolidated profit 583 507 399 294 300 367 198 67 -66.2% 1,784 932 -47.7% Attributable profit 583 507 399 294 300 367 198 67 -66.2% 1,784 932 -47.7%

39 United States (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 1,430 1,477 1,557 1,505 1,454 1,445 1,423 1,421 -0.2% 5,970 5,742 -3.8% Net fee income 204 194 179 172 188 202 191 186 -2.4% 750 766 +2.2% Gains (losses) on financial transactions and other 245 153 125 170 171 162 216 151 -30.3% 693 701 +1.1% Total revenue 1,880 1,824 1,861 1,847 1,813 1,808 1,830 1,758 -4.0% 7,412 7,209 -2.7% Operating expenses (828) (871) (888) (911) (905) (892) (921) (960) +4.2% (3,499) (3,679) +5.1% Net operating income 1,051 953 973 936 908 916 909 798 -12.2% 3,913 3,531 -9.8% Net loan-loss provisions (265) (335) (487) (608) (563) (441) (767) (821) +7.0% (1,695) (2,593) +52.9% Other gains (losses) and provisions (20) 8 (5) (2) (2) (55) (21) 4 — (19) (74) +288.9% Profit before tax 766 626 481 325 343 419 120 (19) — 2,199 863 -60.7% Consolidated profit 605 496 361 272 298 369 200 65 -67.2% 1,734 932 -46.3% Attributable profit 605 496 361 272 298 369 200 65 -67.2% 1,734 932 -46.3%

40 United States (USD mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 1,546 1,597 1,684 1,627 1,572 1,562 1,538 1,536 -0.2% 6,453 6,208 -3.8% Net fee income 221 210 193 186 203 218 206 201 -2.4% 811 828 +2.2% Gains (losses) on financial transactions and other 265 165 135 183 185 175 234 163 -30.3% 749 757 +1.1% Total revenue 2,032 1,972 2,012 1,997 1,960 1,955 1,978 1,900 -4.0% 8,013 7,794 -2.7% Operating expenses (895) (942) (960) (985) (979) (965) (996) (1,038) +4.2% (3,783) (3,977) +5.1% Net operating income 1,137 1,030 1,052 1,012 981 990 983 862 -12.2% 4,231 3,817 -9.8% Net loan-loss provisions (287) (362) (527) (658) (609) (477) (829) (888) +7.0% (1,833) (2,803) +52.9% Other gains (losses) and provisions (22) 9 (5) (2) (2) (60) (23) 4 — (21) (80) +288.9% Profit before tax 828 677 520 351 371 453 130 (21) — 2,377 933 -60.7% Consolidated profit 654 536 390 294 322 399 216 71 -67.2% 1,875 1,008 -46.3% Attributable profit 654 536 390 294 322 399 216 71 -67.2% 1,875 1,008 -46.3%

41 Mexico (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 753 853 950 1,009 983 1,045 1,186 1,195 +0.8% 3,565 4,408 +23.7% Net fee income 245 283 303 309 320 344 356 355 -0.3% 1,140 1,374 +20.5% Gains (losses) on financial transactions and other (17) (22) (37) (7) (2) 74 13 31 +129.7% (82) 117 — Total revenue 982 1,115 1,216 1,311 1,300 1,463 1,555 1,581 +1.6% 4,623 5,899 +27.6% Operating expenses (432) (498) (537) (609) (540) (623) (681) (743) +9.0% (2,076) (2,588) +24.7% Net operating income 549 617 679 702 760 840 874 838 -4.1% 2,547 3,311 +30.0% Net loan-loss provisions (183) (184) (188) (233) (239) (284) (312) (301) -3.3% (788) (1,135) +44.1% Other gains (losses) and provisions (26) (26) (38) (3) (17) (13) (16) (12) -23.0% (94) (57) -39.1% Profit before tax 340 407 452 466 504 543 546 525 -4.0% 1,665 2,119 +27.2% Consolidated profit 257 308 340 352 373 402 404 398 -1.5% 1,257 1,577 +25.4% Attributable profit 249 297 328 339 359 401 403 397 -1.5% 1,213 1,560 +28.6%

42 Mexico (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 904 952 1,014 1,063 1,027 1,050 1,153 1,179 +2.3% 3,932 4,408 +12.1% Net fee income 294 316 322 324 334 346 344 350 +1.5% 1,257 1,374 +9.3% Gains (losses) on financial transactions and other (20) (24) (40) (6) (2) 76 12 30 +151.8% (91) 117 — Total revenue 1,178 1,244 1,295 1,381 1,359 1,472 1,509 1,560 +3.3% 5,099 5,899 +15.7% Operating expenses (519) (556) (572) (643) (565) (627) (662) (734) +10.8% (2,290) (2,588) +13.0% Net operating income 660 689 723 738 794 845 847 826 -2.5% 2,809 3,311 +17.9% Net loan-loss provisions (220) (205) (199) (246) (250) (286) (303) (297) -1.9% (869) (1,135) +30.6% Other gains (losses) and provisions (32) (29) (41) (1) (17) (13) (15) (12) -22.0% (103) (57) -44.7% Profit before tax 408 455 482 491 527 546 529 517 -2.3% 1,836 2,119 +15.4% Consolidated profit 309 344 363 371 390 404 391 392 +0.4% 1,387 1,577 +13.7% Attributable profit 299 332 350 357 375 403 390 391 +0.3% 1,338 1,560 +16.6%

43 Mexico (MXN mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 17,319 18,241 19,417 20,360 19,669 20,110 22,081 22,597 +2.3% 75,338 84,457 +12.1% Net fee income 5,641 6,061 6,170 6,210 6,400 6,619 6,599 6,700 +1.5% 24,083 26,318 +9.3% Gains (losses) on financial transactions and other (384) (466) (771) (116) (39) 1,462 231 581 +151.8% (1,737) 2,235 — Total revenue 22,576 23,836 24,817 26,453 26,030 28,192 28,911 29,877 +3.3% 97,683 113,009 +15.7% Operating expenses (9,939) (10,646) (10,967) (12,313) (10,819) (12,009) (12,687) (14,059) +10.8% (43,866) (49,574) +13.0% Net operating income 12,638 13,190 13,850 14,140 15,211 16,182 16,224 15,818 -2.5% 53,817 63,435 +17.9% Net loan-loss provisions (4,212) (3,919) (3,815) (4,709) (4,786) (5,472) (5,804) (5,692) -1.9% (16,655) (21,754) +30.6% Other gains (losses) and provisions (606) (559) (793) (23) (332) (246) (290) (226) -22.0% (1,980) (1,094) -44.7% Profit before tax 7,820 8,712 9,242 9,408 10,093 10,464 10,131 9,900 -2.3% 35,182 40,588 +15.4% Consolidated profit 5,921 6,591 6,962 7,098 7,465 7,747 7,488 7,516 +0.4% 26,572 30,215 +13.7% Attributable profit 5,724 6,362 6,709 6,841 7,184 7,729 7,475 7,496 +0.3% 25,636 29,884 +16.6%

44 Other North America (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 0 (0) (0) 0 0 3 2 3 +39.5% 0 8 — Net fee income 1 13 17 16 12 11 15 13 -11.0% 47 52 +10.0% Gains (losses) on financial transactions and other 1 4 6 11 1 2 (0) 3 — 23 6 -75.0% Total revenue 2 17 23 28 14 16 17 19 +12.7% 70 66 -6.1% Operating expenses (30) (51) (56) (59) (47) (50) (51) (51) -0.4% (196) (199) +1.3% Net operating income (28) (34) (33) (32) (33) (34) (34) (32) -6.9% (126) (133) +5.4% Net loan-loss provisions 0 (1) (2) (3) (2) (1) (2) (0) -79.7% (6) (5) -15.2% Other gains (losses) and provisions (0) (0) (2) (2) (0) (1) (0) (6) — (5) (7) +52.0% Profit before tax (28) (36) (37) (36) (35) (36) (36) (38) +5.3% (137) (145) +6.1% Consolidated profit (26) (33) (34) (27) (33) (50) (47) (11) -76.7% (120) (140) +16.8% Attributable profit (26) (32) (34) (27) (32) (49) (47) (10) -79.4% (119) (138) +16.0%

45 Other North America (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 0 (0) (0) 0 0 3 2 3 +39.5% 0 8 — Net fee income 1 13 17 16 12 11 15 13 -11.0% 47 52 +10.0% Gains (losses) on financial transactions and other 1 4 6 11 1 2 (0) 3 — 23 6 -75.0% Total revenue 2 17 23 28 14 16 17 19 +12.7% 70 66 -6.1% Operating expenses (30) (51) (56) (59) (47) (50) (51) (51) -0.4% (196) (199) +1.4% Net operating income (28) (34) (33) (32) (33) (34) (34) (32) -6.9% (126) (133) +5.5% Net loan-loss provisions 0 (1) (2) (3) (2) (1) (2) (0) -79.7% (6) (5) -15.2% Other gains (losses) and provisions (0) (0) (2) (2) (0) (1) (0) (6) — (5) (7) +52.5% Profit before tax (28) (36) (37) (36) (35) (36) (36) (38) +5.3% (137) (145) +6.1% Consolidated profit (26) (33) (34) (27) (33) (50) (47) (11) -76.9% (120) (140) +16.8% Attributable profit (26) (32) (34) (27) (32) (49) (47) (10) -79.5% (119) (138) +16.1%

46 South America (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 3,037 3,390 3,411 3,141 3,163 3,314 3,356 3,206 -4.5% 12,979 13,040 +0.5% Net fee income 1,013 1,162 1,174 1,165 1,166 1,229 1,264 1,025 -18.9% 4,515 4,684 +3.7% Gains (losses) on financial transactions and other 145 185 95 106 75 91 (17) 98 — 531 247 -53.5% Total revenue 4,195 4,738 4,680 4,412 4,404 4,634 4,604 4,329 -6.0% 18,025 17,971 -0.3% Operating expenses (1,484) (1,669) (1,782) (1,740) (1,723) (1,810) (1,798) (1,589) -11.6% (6,675) (6,920) +3.7% Net operating income 2,711 3,069 2,898 2,672 2,680 2,823 2,806 2,741 -2.3% 11,350 11,050 -2.6% Net loan-loss provisions (999) (1,335) (1,300) (1,408) (1,232) (1,309) (1,301) (1,560) +19.9% (5,041) (5,401) +7.1% Other gains (losses) and provisions (151) (130) (107) (156) (201) (386) (214) (239) +11.4% (544) (1,041) +91.1% Profit before tax 1,561 1,604 1,491 1,108 1,247 1,128 1,291 942 -27.1% 5,764 4,608 -20.1% Consolidated profit 1,052 1,215 1,082 865 898 800 956 834 -12.7% 4,215 3,487 -17.3% Attributable profit 900 1,046 938 774 790 668 871 709 -18.6% 3,658 3,038 -16.9%

47 South America (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 2,967 2,948 2,862 2,864 2,821 2,913 3,074 4,232 +37.7% 11,642 13,040 +12.0% Net fee income 974 1,017 1,008 1,110 1,085 1,130 1,185 1,283 +8.3% 4,109 4,684 +14.0% Gains (losses) on financial transactions and other 206 282 261 171 202 230 89 (274) — 920 247 -73.1% Total revenue 4,147 4,248 4,131 4,145 4,109 4,273 4,348 5,241 +20.6% 16,671 17,971 +7.8% Operating expenses (1,381) (1,416) (1,491) (1,640) (1,564) (1,627) (1,683) (2,046) +21.6% (5,929) (6,920) +16.7% Net operating income 2,766 2,832 2,639 2,505 2,545 2,646 2,664 3,195 +19.9% 10,742 11,050 +2.9% Net loan-loss provisions (1,037) (1,284) (1,251) (1,389) (1,229) (1,271) (1,266) (1,635) +29.1% (4,962) (5,401) +8.9% Other gains (losses) and provisions (128) (67) (39) (98) (185) (340) (220) (296) +34.8% (333) (1,041) +212.9% Profit before tax 1,600 1,480 1,350 1,018 1,131 1,036 1,178 1,263 +7.2% 5,448 4,608 -15.4% Consolidated profit 1,064 1,118 997 805 803 718 889 1,077 +21.1% 3,984 3,487 -12.5% Attributable profit 906 952 853 713 696 590 804 949 +18.1% 3,423 3,038 -11.2%

48 Brazil (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 2,143 2,279 2,251 2,229 2,105 2,180 2,327 2,504 +7.6% 8,901 9,116 +2.4% Net fee income 743 857 812 884 817 858 902 885 -1.8% 3,296 3,462 +5.0% Gains (losses) on financial transactions and other 133 238 215 127 135 185 107 98 -7.9% 714 526 -26.3% Total revenue 3,019 3,374 3,278 3,240 3,057 3,224 3,336 3,487 +4.5% 12,910 13,104 +1.5% Operating expenses (930) (1,022) (1,058) (1,171) (1,080) (1,127) (1,138) (1,184) +4.0% (4,180) (4,529) +8.3% Net operating income 2,089 2,352 2,220 2,069 1,977 2,096 2,197 2,303 +4.8% 8,730 8,574 -1.8% Net loan-loss provisions (852) (1,163) (1,150) (1,252) (1,034) (1,129) (1,121) (1,417) +26.5% (4,417) (4,701) +6.4% Other gains (losses) and provisions (114) (43) (23) (79) (178) (323) (223) (239) +7.0% (259) (963) +272.0% Profit before tax 1,123 1,146 1,047 738 765 645 854 648 -24.2% 4,055 2,911 -28.2% Consolidated profit 700 819 738 565 517 413 663 543 -18.0% 2,822 2,135 -24.3% Attributable profit 627 737 662 517 469 354 603 494 -18.1% 2,544 1,921 -24.5%

49 Brazil (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 2,321 2,207 2,197 2,215 2,174 2,176 2,291 2,475 +8.0% 8,940 9,116 +2.0% Net fee income 805 834 792 879 843 857 888 874 -1.5% 3,310 3,462 +4.6% Gains (losses) on financial transactions and other 145 236 211 125 139 186 104 97 -7.0% 717 526 -26.6% Total revenue 3,270 3,277 3,200 3,219 3,156 3,219 3,282 3,446 +5.0% 12,967 13,104 +1.1% Operating expenses (1,007) (991) (1,035) (1,165) (1,115) (1,125) (1,119) (1,170) +4.5% (4,198) (4,529) +7.9% Net operating income 2,263 2,285 2,165 2,054 2,041 2,094 2,163 2,277 +5.2% 8,768 8,574 -2.2% Net loan-loss provisions (923) (1,141) (1,127) (1,246) (1,067) (1,128) (1,102) (1,403) +27.3% (4,436) (4,701) +6.0% Other gains (losses) and provisions (123) (37) (20) (79) (184) (324) (219) (236) +7.8% (260) (963) +270.4% Profit before tax 1,217 1,107 1,018 730 790 641 842 638 -24.3% 4,072 2,911 -28.5% Consolidated profit 759 797 720 559 533 410 656 536 -18.2% 2,835 2,135 -24.7% Attributable profit 680 718 645 512 484 351 597 488 -18.2% 2,555 1,921 -24.8%

50 Brazil (BRL mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 12,527 11,912 11,859 11,953 11,731 11,745 12,364 13,359 +8.0% 48,250 49,200 +2.0% Net fee income 4,342 4,501 4,275 4,746 4,550 4,625 4,791 4,719 -1.5% 17,864 18,685 +4.6% Gains (losses) on financial transactions and other 780 1,272 1,139 677 752 1,004 561 521 -7.0% 3,868 2,838 -26.6% Total revenue 17,650 17,685 17,272 17,376 17,034 17,373 17,716 18,599 +5.0% 69,983 70,722 +1.1% Operating expenses (5,435) (5,350) (5,585) (6,289) (6,018) (6,074) (6,041) (6,312) +4.5% (22,659) (24,445) +7.9% Net operating income 12,215 12,335 11,687 11,086 11,017 11,299 11,675 12,287 +5.2% 47,323 46,277 -2.2% Net loan-loss provisions (4,980) (6,157) (6,082) (6,723) (5,760) (6,089) (5,948) (7,572) +27.3% (23,942) (25,370) +6.0% Other gains (losses) and provisions (666) (201) (111) (425) (992) (1,751) (1,181) (1,272) +7.8% (1,403) (5,196) +270.4% Profit before tax 6,569 5,976 5,495 3,939 4,264 3,459 4,546 3,442 -24.3% 21,979 15,712 -28.5% Consolidated profit 4,094 4,301 3,884 3,020 2,878 2,213 3,538 2,895 -18.2% 15,299 11,524 -24.7% Attributable profit 3,668 3,876 3,483 2,764 2,614 1,894 3,223 2,635 -18.2% 13,791 10,366 -24.8%

51 Chile (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 483 554 402 332 371 356 241 415 +72.4% 1,772 1,383 -22.0% Net fee income 112 110 120 127 153 163 133 122 -8.0% 468 572 +22.2% Gains (losses) on financial transactions and other 55 43 55 56 82 103 91 54 -40.2% 209 331 +58.5% Total revenue 650 707 577 515 606 623 465 591 +27.3% 2,449 2,285 -6.7% Operating expenses (234) (255) (248) (244) (254) (266) (251) (249) -0.9% (981) (1,020) +4.0% Net operating income 416 452 329 271 352 356 214 343 +60.2% 1,468 1,265 -13.8% Net loan-loss provisions (95) (110) (85) (108) (117) (86) (84) (78) -7.0% (399) (365) -8.5% Other gains (losses) and provisions 1 (19) (0) 9 10 16 9 16 +64.9% (8) 51 — Profit before tax 322 323 244 172 245 286 140 281 +100.7% 1,062 951 -10.4% Consolidated profit 267 292 227 169 212 252 111 241 +117.6% 956 816 -14.7% Attributable profit 188 204 160 126 150 180 87 165 +90.3% 677 582 -14.1%

52 Chile (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 483 550 415 343 356 343 251 433 +72.9% 1,792 1,383 -22.9% Net fee income 112 109 123 130 147 157 137 131 -4.3% 473 572 +20.8% Gains (losses) on financial transactions and other 55 42 57 57 79 99 93 60 -35.8% 211 331 +56.7% Total revenue 650 702 595 531 582 599 481 624 +29.9% 2,477 2,285 -7.7% Operating expenses (234) (253) (255) (250) (244) (256) (256) (263) +2.7% (992) (1,020) +2.8% Net operating income 416 449 340 280 338 343 224 361 +60.9% 1,485 1,265 -14.8% Net loan-loss provisions (95) (110) (88) (111) (113) (83) (86) (83) -3.2% (403) (365) -9.5% Other gains (losses) and provisions 1 (18) (0) 9 10 15 10 16 +66.2% (8) 51 — Profit before tax 322 321 252 179 235 275 148 294 +98.6% 1,074 951 -11.4% Consolidated profit 267 290 234 175 203 243 118 252 +113.7% 967 816 -15.6% Attributable profit 188 202 165 130 144 173 92 173 +88.7% 685 582 -15.1%

Chile (CLP mn)

Underlying income statement	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23	Q2'23	Q3'23	Q4'23	Change Q4'23 / Q3'23	2022	2023	Change 2023 / 2022
Net interest income	437,644	498,964	376,457	311,342	322,790	310,631	227,113	392,690	+72.9%	1,624,407	1,253,223	-22.9%
Net fee income	101,410	98,614	111,094	117,979	133,249	142,289	124,044	118,714	-4.3%	429,097	518,296	+20.8%
Gains (losses) on financial transactions and other	49,773	38,455	51,362	51,664	71,478	89,691	84,396	54,175	-35.8%	191,254	299,740	+56.7%
Total revenue	**588,826**	**636,034**	**538,913**	**480,985**	**527,517**	**542,610**	**435,553**	**565,580**	**+29.9%**	**2,244,757**	**2,071,259**	**-7.7%**
Operating expenses	(212,156)	(229,397)	(230,813)	(226,805)	(221,276)	(232,073)	(232,331)	(238,680)	+2.7%	(899,171)	(924,361)	+2.8%
Net operating income	**376,671**	**406,636**	**308,100**	**254,180**	**306,241**	**310,537**	**203,221**	**326,900**	**+60.9%**	**1,345,587**	**1,146,899**	**-14.8%**
Net loan-loss provisions	(85,876)	(99,311)	(79,579)	(100,650)	(102,184)	(74,922)	(78,072)	(75,536)	-3.2%	(365,416)	(330,714)	-9.5%
Other gains (losses) and provisions	1,288	(16,704)	(254)	8,572	8,714	13,820	8,873	14,742	+66.2%	(7,097)	46,150	—
Profit before tax	**292,083**	**290,621**	**228,267**	**162,103**	**212,771**	**249,435**	**134,022**	**266,106**	**+98.6%**	**973,074**	**862,334**	**-11.4%**
Consolidated profit	**242,277**	**262,963**	**212,199**	**159,001**	**184,239**	**220,033**	**106,903**	**228,425**	**+113.7%**	**876,441**	**739,600**	**-15.6%**
Attributable profit	**169,969**	**183,357**	**149,468**	**118,008**	**130,735**	**156,673**	**83,065**	**156,770**	**+88.7%**	**620,801**	**527,244**	**-15.1%**

Santander

53

54 Argentina (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 300 432 616 431 532 606 629 112 -82.2% 1,778 1,879 +5.7% Net fee income 121 143 182 97 137 145 164 (50) — 542 396 -26.9% Gains (losses) on financial transactions and other (57) (117) (205) (108) (168) (223) (251) (90) -64.2% (487) (731) +50.1% Total revenue 364 458 592 420 501 528 543 (27) — 1,833 1,544 -15.8% Operating expenses (217) (260) (333) (178) (250) (272) (260) 6 — (987) (775) -21.5% Net operating income 147 198 259 242 251 256 283 (21) — 846 769 -9.1% Net loan-loss provisions (39) (33) (34) (26) (43) (54) (47) (7) -85.4% (132) (150) +13.6% Other gains (losses) and provisions (38) (67) (81) (84) (30) (74) (1) (10) — (270) (114) -57.7% Profit before tax 71 97 144 132 179 129 236 (39) — 443 505 +13.8% Consolidated profit 60 86 88 91 140 113 155 (19) — 325 388 +19.4% Attributable profit 59 86 88 91 139 113 154 (20) — 324 386 +19.0%

55 Argentina (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 41 66 111 158 135 221 376 1,147 +205.1% 376 1,879 +399.4% Net fee income 17 22 33 43 35 54 96 211 +118.8% 115 396 +245.2% Gains (losses) on financial transactions and other (8) (18) (36) (42) (43) (80) (143) (465) +224.4% (103) (731) — Total revenue 50 70 108 159 127 195 329 893 +171.4% 388 1,544 +298.1% Operating expenses (30) (40) (61) (78) (63) (100) (160) (451) +181.5% (209) (775) +271.0% Net operating income 20 30 47 81 64 95 169 442 +161.8% 179 769 +329.7% Net loan-loss provisions (5) (5) (7) (11) (11) (19) (29) (91) +211.3% (28) (150) +436.9% Other gains (losses) and provisions (5) (10) (15) (27) (8) (25) (11) (71) — (57) (114) +99.8% Profit before tax 10 15 26 43 45 51 129 280 +117.1% 94 505 +437.9% Consolidated profit 8 13 17 31 35 44 90 219 +144.8% 69 388 +464.1% Attributable profit 8 13 16 31 35 44 89 218 +143.6% 69 386 +462.3%

Argentina (ARS mn)

Underlying income statement	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23	Q2'23	Q3'23	Q4'23	Change Q4'23 / Q3'23	2022	2023	Change 2023 / 2022
Net interest income	36,978	58,765	99,007	141,515	120,749	197,821	335,842	1,024,801	+205.1%	336,265	1,679,213	+399.4%
Net fee income	14,875	19,625	29,856	38,139	31,111	47,835	86,223	188,633	+118.8%	102,494	353,802	+245.2%
Gains (losses) on financial transactions and other	(6,999)	(15,773)	(32,048)	(37,240)	(38,103)	(71,228)	(128,081)	(415,488)	+224.4%	(92,060)	(652,901)	—
Total revenue	**44,854**	**62,616**	**96,815**	**142,414**	**113,757**	**174,428**	**293,983**	**797,945**	**+171.4%**	**346,699**	**1,380,113**	**+298.1%**
Operating expenses	(26,714)	(35,664)	(54,603)	(69,729)	(56,701)	(89,315)	(143,275)	(403,358)	+181.5%	(186,709)	(692,649)	+271.0%
Net operating income	**18,140**	**26,952**	**42,213**	**72,685**	**57,056**	**85,113**	**150,709**	**394,587**	**+161.8%**	**159,990**	**687,464**	**+329.7%**
Net loan-loss provisions	(4,791)	(4,601)	(5,922)	(9,665)	(9,694)	(17,326)	(26,039)	(81,056)	+211.3%	(24,980)	(134,114)	+436.9%
Other gains (losses) and provisions	(4,654)	(9,093)	(13,151)	(24,241)	(6,806)	(22,205)	(9,553)	(63,609)	—	(51,139)	(102,174)	+99.8%
Profit before tax	**8,695**	**13,258**	**23,139**	**38,779**	**40,555**	**45,582**	**115,117**	**249,923**	**+117.1%**	**83,871**	**451,177**	**+437.9%**
Consolidated profit	**7,352**	**11,724**	**14,774**	**27,675**	**31,692**	**39,094**	**80,117**	**196,132**	**+144.8%**	**61,525**	**347,034**	**+464.1%**
Attributable profit	**7,326**	**11,698**	**14,743**	**27,588**	**31,627**	**38,982**	**79,848**	**194,539**	**+143.6%**	**61,355**	**344,996**	**+462.3%**

Santander

56

57 Other South America (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 111 125 142 150 154 172 160 176 +10.1% 527 662 +25.6% Net fee income 38 52 62 58 59 62 65 67 +2.7% 210 254 +21.2% Gains (losses) on financial transactions and other 13 22 29 31 26 25 36 35 -1.7% 95 121 +27.1% Total revenue 162 199 233 238 239 259 261 278 +6.6% 832 1,038 +24.6% Operating expenses (104) (132) (144) (147) (139) (145) (149) (163) +8.8% (527) (596) +13.2% Net operating income 59 67 89 91 100 114 111 116 +3.8% 306 441 +44.3% Net loan-loss provisions (13) (28) (30) (22) (38) (40) (50) (58) +17.6% (94) (186) +98.4% Other gains (losses) and provisions (1) (1) (3) (2) (3) (6) (0) (6) — (7) (15) +95.0% Profit before tax 45 37 56 66 59 68 62 52 -15.9% 205 241 +17.7% Consolidated profit 25 18 28 40 30 21 28 69 +150.7% 111 148 +33.3% Attributable profit 25 19 28 40 31 22 27 70 +161.2% 112 150 +33.9%

58 Other South America (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 122 125 138 148 156 173 157 177 +12.7% 534 662 +24.1% Net fee income 41 52 60 57 60 63 64 67 +4.5% 211 254 +20.2% Gains (losses) on financial transactions and other 14 22 29 30 27 25 35 34 -1.1% 95 121 +27.7% Total revenue 178 199 228 236 243 261 256 278 +8.8% 840 1,038 +23.5% Operating expenses (110) (132) (141) (146) (141) (146) (147) (162) +10.2% (529) (596) +12.7% Net operating income 67 67 87 89 102 115 109 116 +6.8% 310 441 +42.1% Net loan-loss provisions (15) (29) (29) (22) (38) (40) (49) (58) +19.4% (95) (186) +96.1% Other gains (losses) and provisions (1) (1) (3) (2) (3) (6) (0) (6) — (8) (15) +92.8% Profit before tax 51 37 54 66 60 69 60 52 -12.6% 208 241 +15.7% Consolidated profit 30 18 26 39 31 22 26 69 +165.0% 113 148 +30.4% Attributable profit 30 19 26 40 32 22 25 70 +176.4% 115 150 +31.0%

59 Digital Consumer Bank Europe (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 1,020 1,012 1,000 990 1,029 1,011 1,069 1,083 +1.3% 4,022 4,193 +4.3% Net fee income 206 219 204 215 191 203 210 192 -8.8% 843 796 -5.6% Gains (losses) on financial transactions and other 86 30 111 177 123 101 132 158 +19.6% 404 514 +27.0% Total revenue 1,312 1,261 1,315 1,382 1,343 1,315 1,411 1,433 +1.5% 5,269 5,502 +4.4% Operating expenses (645) (603) (605) (609) (659) (655) (652) (652) -0.1% (2,462) (2,618) +6.4% Net operating income 667 658 709 773 684 660 759 781 +3.0% 2,807 2,884 +2.7% Net loan-loss provisions (148) (139) (142) (115) (193) (222) (225) (152) -32.5% (544) (792) +45.7% Other gains (losses) and provisions (17) (11) 4 (3) (43) 43 (25) (47) +91.6% (27) (72) +169.9% Profit before tax 502 508 572 655 447 481 509 582 +14.3% 2,237 2,019 -9.7% Consolidated profit 391 385 426 485 337 364 376 449 +19.7% 1,687 1,526 -9.5% Attributable profit 282 290 336 400 244 277 302 376 +24.7% 1,308 1,199 -8.4%

60 Digital Consumer Bank Europe (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 997 992 982 980 1,027 1,014 1,068 1,084 +1.5% 3,952 4,193 +6.1% Net fee income 205 218 203 214 191 203 210 192 -8.8% 841 796 -5.3% Gains (losses) on financial transactions and other 85 32 111 176 123 101 132 158 +19.8% 404 514 +27.1% Total revenue 1,288 1,242 1,297 1,370 1,341 1,318 1,410 1,434 +1.7% 5,196 5,502 +5.9% Operating expenses (632) (591) (594) (605) (658) (656) (652) (652) +0.0% (2,422) (2,618) +8.1% Net operating income 655 651 703 765 683 662 758 781 +3.1% 2,774 2,884 +3.9% Net loan-loss provisions (143) (137) (139) (116) (192) (224) (225) (152) -32.5% (536) (792) +47.8% Other gains (losses) and provisions (16) (11) 3 (3) (44) 42 (24) (47) +91.7% (27) (72) +167.0% Profit before tax 496 502 567 646 447 481 509 583 +14.6% 2,211 2,019 -8.7% Consolidated profit 386 381 422 477 336 365 375 450 +19.9% 1,667 1,526 -8.4% Attributable profit 278 285 332 393 243 278 301 377 +25.1% 1,288 1,199 -6.9%

61 Corporate Centre (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income (172) (181) (157) (142) (52) (42) (30) 83 — (652) (41) -93.8% Net fee income (3) 2 (2) (16) (3) (3) 1 (8) — (19) (13) -30.8% Gains (losses) on financial transactions and other (126) (267) (259) (163) (69) (172) (279) 136 — (815) (385) -52.8% Total revenue (301) (446) (418) (322) (124) (218) (308) 212 — (1,487) (439) -70.5% Operating expenses (87) (92) (93) (100) (95) (95) (94) (108) +15.4% (372) (391) +5.2% Net operating income (388) (538) (511) (422) (219) (312) (402) 104 — (1,858) (829) -55.4% Net loan-loss provisions (1) (4) 2 13 3 1 (1) (1) +36.6% 9 2 -77.3% Other gains (losses) and provisions (48) (34) (35) (56) (44) (30) (30) (30) +0.1% (173) (134) -22.7% Profit before tax (437) (577) (544) (465) (260) (341) (433) 73 — (2,022) (961) -52.5% Consolidated profit (462) (577) (543) (466) (279) (341) (464) 87 — (2,049) (998) -51.3% Attributable profit (462) (577) (543) (466) (279) (341) (464) 87 — (2,049) (998) -51.3%

62 Retail Banking (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 8,112 8,635 9,058 9,050 8,977 9,524 9,822 9,662 -1.6% 34,855 37,985 +9.0% Net fee income 1,807 1,982 1,968 1,896 1,901 1,965 2,013 1,783 -11.4% 7,654 7,661 +0.1% Gains (losses) on financial transactions and other 184 (45) (18) 45 (98) (282) 36 (48) — 166 (392) — Total revenue 10,103 10,572 11,008 10,991 10,779 11,206 11,871 11,397 -4.0% 42,674 45,254 +6.0% Operating expenses (4,392) (4,621) (4,764) (4,775) (4,755) (4,891) (4,990) (4,760) -4.6% (18,552) (19,396) +4.6% Net operating income 5,711 5,952 6,244 6,216 6,024 6,315 6,881 6,637 -3.5% 24,123 25,858 +7.2% Net loan-loss provisions (2,113) (2,624) (2,726) (2,748) (2,898) (2,877) (3,303) (3,216) -2.7% (10,212) (12,295) +20.4% Other gains (losses) and provisions (418) (454) (671) (584) (717) (755) (532) (688) +29.4% (2,126) (2,691) +26.6% Profit before tax 3,180 2,873 2,847 2,884 2,409 2,683 3,046 2,734 -10.3% 11,785 10,872 -7.8% Consolidated profit 2,321 2,208 2,107 2,199 1,763 1,938 2,335 2,250 -3.7% 8,835 8,286 -6.2% Attributable profit 2,064 1,954 1,917 1,998 1,552 1,718 2,128 2,039 -4.2% 7,933 7,436 -6.3%

63 Retail Banking (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 8,207 8,325 8,588 8,819 8,797 9,231 9,585 10,372 +8.2% 33,939 37,985 +11.9% Net fee income 1,808 1,895 1,854 1,860 1,856 1,899 1,946 1,960 +0.7% 7,417 7,661 +3.3% Gains (losses) on financial transactions and other 244 49 124 94 20 (137) 146 (422) — 511 (392) — Total revenue 10,259 10,269 10,566 10,772 10,673 10,994 11,677 11,911 +2.0% 41,866 45,254 +8.1% Operating expenses (4,359) (4,415) (4,475) (4,690) (4,650) (4,747) (4,873) (5,126) +5.2% (17,939) (19,396) +8.1% Net operating income 5,900 5,855 6,092 6,082 6,023 6,247 6,803 6,785 -0.3% 23,928 25,858 +8.1% Net loan-loss provisions (2,191) (2,590) (2,667) (2,721) (2,910) (2,846) (3,261) (3,278) +0.5% (10,170) (12,295) +20.9% Other gains (losses) and provisions (397) (392) (615) (527) (705) (710) (535) (740) +38.2% (1,932) (2,691) +39.3% Profit before tax 3,311 2,872 2,809 2,834 2,408 2,691 3,007 2,767 -8.0% 11,826 10,872 -8.1% Consolidated profit 2,417 2,217 2,104 2,167 1,765 1,948 2,324 2,250 -3.2% 8,905 8,286 -7.0% Attributable profit 2,153 1,963 1,913 1,963 1,551 1,730 2,116 2,040 -3.6% 7,993 7,436 -7.0%

64 Corporate & Investment Banking (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 783 929 916 919 838 774 950 923 -2.9% 3,548 3,485 -1.8% Net fee income 529 500 489 464 619 554 531 486 -8.6% 1,981 2,190 +10.5% Gains (losses) on financial transactions and other 456 406 567 420 749 819 645 409 -36.6% 1,849 2,622 +41.8% Total revenue 1,768 1,835 1,973 1,803 2,206 2,147 2,126 1,817 -14.5% 7,378 8,296 +12.5% Operating expenses (618) (673) (755) (856) (738) (772) (864) (1,017) +17.7% (2,902) (3,391) +16.8% Net operating income 1,149 1,162 1,218 946 1,468 1,375 1,262 800 -36.6% 4,476 4,905 +9.6% Net loan-loss provisions 15 11 (10) (265) 28 (31) 49 (208) — (249) (162) -35.0% Other gains (losses) and provisions (23) (35) (22) (50) (36) (25) (94) (19) -79.5% (130) (174) +34.0% Profit before tax 1,141 1,138 1,186 631 1,460 1,320 1,217 573 -52.9% 4,097 4,570 +11.5% Consolidated profit 817 821 871 489 1,041 961 853 434 -49.1% 2,999 3,290 +9.7% Attributable profit 765 772 822 457 976 899 804 398 -50.6% 2,817 3,078 +9.3%

65 Corporate & Investment Banking (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 764 842 781 854 753 689 865 1,178 +36.1% 3,241 3,485 +7.5% Net fee income 529 479 462 458 608 537 519 525 +1.2% 1,928 2,190 +13.6% Gains (losses) on financial transactions and other 455 394 568 426 754 817 641 411 -35.9% 1,843 2,622 +42.3% Total revenue 1,748 1,715 1,810 1,738 2,115 2,042 2,025 2,114 +4.4% 7,012 8,296 +18.3% Operating expenses (621) (651) (716) (829) (720) (751) (848) (1,072) +26.4% (2,818) (3,391) +20.4% Net operating income 1,127 1,064 1,094 908 1,395 1,291 1,177 1,042 -11.5% 4,194 4,905 +17.0% Net loan-loss provisions 14 12 (4) (265) 30 (32) 49 (208) — (244) (162) -33.7% Other gains (losses) and provisions (24) (35) (22) (49) (36) (23) (94) (21) -77.4% (130) (174) +33.9% Profit before tax 1,117 1,040 1,068 595 1,389 1,236 1,132 812 -28.2% 3,820 4,570 +19.6% Consolidated profit 785 732 772 462 976 881 791 641 -18.9% 2,751 3,290 +19.6% Attributable profit 733 683 723 429 911 821 742 604 -18.6% 2,566 3,078 +19.9%

66 Wealth Management & Insurance (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 131 167 227 322 413 456 454 416 -8.4% 847 1,739 +105.4% Net fee income 322 333 328 309 309 317 319 321 +0.7% 1,293 1,265 -2.1% Gains (losses) on financial transactions and other 121 118 134 123 108 114 102 67 -33.7% 495 391 -21.0% Total revenue 573 619 689 754 830 887 874 804 -8.0% 2,635 3,396 +28.9% Operating expenses (248) (257) (267) (281) (278) (283) (284) (311) +9.3% (1,054) (1,156) +9.7% Net operating income 325 361 422 473 551 604 590 494 -16.4% 1,581 2,240 +41.6% Net loan-loss provisions 1 (7) (9) 2 1 15 0 5 — (14) 21 — Other gains (losses) and provisions (8) (12) (6) (10) (23) (12) (5) 15 — (36) (26) -28.6% Profit before tax 317 343 406 465 529 607 585 513 -12.3% 1,531 2,235 +46.0% Consolidated profit 245 268 311 357 396 462 446 404 -9.2% 1,182 1,707 +44.4% Attributable profit 230 252 294 342 377 442 432 386 -10.6% 1,119 1,637 +46.3%

67 Wealth Management & Insurance (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 129 160 217 314 408 450 448 432 -3.5% 820 1,739 +112.1% Net fee income 324 323 311 301 299 305 311 351 +12.8% 1,259 1,265 +0.5% Gains (losses) on financial transactions and other 126 126 138 124 110 114 102 65 -36.4% 513 391 -23.9% Total revenue 579 609 666 738 818 870 861 848 -1.5% 2,593 3,396 +31.0% Operating expenses (252) (253) (258) (274) (275) (279) (282) (320) +13.4% (1,036) (1,156) +11.6% Net operating income 327 357 409 465 542 590 579 528 -8.8% 1,557 2,240 +43.9% Net loan-loss provisions 1 (8) (9) 2 1 15 0 5 — (14) 21 — Other gains (losses) and provisions (8) (12) (6) (10) (23) (12) (5) 14 — (36) (26) -28.0% Profit before tax 319 338 393 457 521 594 574 547 -4.7% 1,507 2,235 +48.3% Consolidated profit 247 266 302 352 390 452 435 430 -1.1% 1,167 1,707 +46.2% Attributable profit 232 250 286 336 371 432 421 412 -2.3% 1,103 1,637 +48.4%

68 PagoNxt (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 2 3 6 11 9 22 24 38 +57.9% 22 93 +325.2% Net fee income 157 222 231 270 218 228 255 253 -1.0% 881 954 +8.3% Gains (losses) on financial transactions and other 3 11 19 18 16 27 19 30 +54.1% 50 93 +83.8% Total revenue 162 236 257 299 244 277 298 320 +7.4% 953 1,140 +19.6% Operating expenses (190) (258) (281) (296) (278) (295) (251) (268) +6.7% (1,024) (1,091) +6.6% Net operating income (28) (22) (24) 3 (34) (18) 48 53 +11.0% (71) 49 — Net loan-loss provisions (3) (9) (13) (20) (6) (6) (10) (1) -87.4% (44) (24) -45.6% Other gains (losses) and provisions (1) (3) (12) (10) (2) (10) (6) (23) +265.0% (26) (42) +62.3% Profit before tax (31) (33) (49) (27) (43) (34) 31 29 -7.5% (141) (17) -88.1% Consolidated profit (53) (48) (64) (39) (57) (48) 6 23 +285.0% (203) (76) -62.7% Attributable profit (54) (50) (69) (42) (55) (48) 3 24 — (215) (77) -64.0%

69 PagoNxt (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q4'23 / Q3'23 2022 2023 2023 / 2022 Net interest income 2 3 6 11 10 22 24 38 +58.9% 22 93 +320.8% Net fee income 172 223 231 273 222 227 251 254 +1.1% 898 954 +6.3% Gains (losses) on financial transactions and other 4 10 19 17 16 27 19 31 +61.9% 50 93 +83.9% Total revenue 177 236 256 301 248 276 294 323 +9.7% 970 1,140 +17.5% Operating expenses (198) (256) (279) (296) (278) (292) (247) (274) +10.9% (1,030) (1,091) +6.0% Net operating income (20) (20) (23) 4 (30) (16) 47 48 +3.3% (59) 49 — Net loan-loss provisions (3) (9) (13) (20) (6) (6) (10) (1) -87.7% (45) (24) -45.8% Other gains (losses) and provisions (1) (3) (13) (9) (2) (10) (6) (23) +269.6% (25) (42) +66.1% Profit before tax (24) (31) (48) (25) (39) (32) 30 24 -20.3% (129) (17) -87.0% Consolidated profit (48) (46) (63) (37) (54) (46) 6 18 +178.2% (194) (76) -60.9% Attributable profit (50) (48) (67) (41) (52) (46) 3 18 — (206) (77) -62.5%

70 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Quarterly income statements Quarterly income statements and business volumes of the new primary segments (under the new definitions applicable from 1 January 2024) Glossary

Retail & Commercial Banking (EUR mn)

Underlying income statement	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23	Q2'23	Q3'23	Q4'23	Change Q4'23 / Q3'23	2022	2023	Change 2023 / 2022
Net interest income	4,974	5,399	5,839	5,880	5,973	6,512	6,747	6,318	-6.4%	22,093	25,550	+15.6%
Net fee income	1,130	1,211	1,226	1,105	1,074	1,212	1,196	1,015	-15.1%	4,672	4,497	-3.8%
Gains (losses) on financial transactions and other	259	235	41	(306)	210	(62)	(78)	(362)	+362.0%	229	(293)	—
Total revenue	**6,364**	**6,846**	**7,105**	**6,679**	**7,257**	**7,662**	**7,865**	**6,971**	**-11.4%**	**26,994**	**29,754**	**+10.2%**
Operating expenses	(2,790)	(3,018)	(3,101)	(3,151)	(3,111)	(3,263)	(3,361)	(3,089)	-8.1%	(12,059)	(12,825)	+6.3%
Net operating income	**3,574**	**3,828**	**4,004**	**3,529**	**4,146**	**4,398**	**4,504**	**3,881**	**-13.8%**	**14,935**	**16,930**	**+13.4%**
Net loan-loss provisions	(1,246)	(1,607)	(1,540)	(1,495)	(1,512)	(1,599)	(1,698)	(1,730)	+1.9%	(5,887)	(6,540)	+11.1%
Other gains (losses) and provisions	(369)	(417)	(645)	(518)	(566)	(702)	(513)	(619)	+20.7%	(1,950)	(2,401)	+23.1%
Profit before tax	**1,959**	**1,804**	**1,819**	**1,516**	**2,068**	**2,097**	**2,292**	**1,532**	**-33.2%**	**7,099**	**7,989**	**+12.5%**
Consolidated profit	**1,436**	**1,402**	**1,366**	**1,220**	**1,526**	**1,458**	**1,743**	**1,335**	**-23.4%**	**5,423**	**6,062**	**+11.8%**
Attributable profit	**1,316**	**1,281**	**1,279**	**1,141**	**1,432**	**1,358**	**1,629**	**1,240**	**-23.9%**	**5,017**	**5,659**	**+12.8%**
Business volumes												
Gross loans and advances to customers	628,977	631,091	638,623	629,478	628,233	633,631	625,558	618,773	-1.1%	629,478	618,773	-1.7%
Customer funds	697,130	680,940	681,037	689,330	686,464	699,432	707,567	712,433	+0.7%	689,330	712,433	+3.4%
Customer deposits	604,253	592,183	590,754	598,110	592,493	609,113	609,063	621,598	+2.1%	598,110	621,598	+3.9%
Mutual funds	92,877	88,757	90,283	91,220	93,972	90,320	98,504	90,835	-7.8%	91,220	90,835	-0.4%

Santander

71

Retail & Commercial Banking (Constant EUR mn)

Underlying income statement	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23	Q2'23	Q3'23	Q4'23	Change Q4'23 / Q3'23	2022	2023	Change 2023 / 2022
Net interest income	5,019	5,191	5,547	5,736	5,832	6,259	6,521	6,939	+6.4%	21,494	25,550	+18.9%
Net fee income	1,123	1,147	1,145	1,088	1,033	1,160	1,153	1,151	-0.1%	4,503	4,497	-0.1%
Gains (losses) on financial transactions and other	298	283	136	(258)	293	42	1	(628)	—	459	(293)	—
Total revenue	**6,440**	**6,621**	**6,828**	**6,566**	**7,158**	**7,461**	**7,674**	**7,462**	**-2.8%**	**26,455**	**29,754**	**+12.5%**
Operating expenses	(2,752)	(2,860)	(2,900)	(3,113)	(3,026)	(3,136)	(3,258)	(3,404)	+4.5%	(11,625)	(12,825)	+10.3%
Net operating income	**3,689**	**3,760**	**3,928**	**3,453**	**4,132**	**4,324**	**4,415**	**4,059**	**-8.1%**	**14,830**	**16,930**	**+14.2%**
Net loan-loss provisions	(1,291)	(1,585)	(1,521)	(1,488)	(1,527)	(1,580)	(1,672)	(1,762)	+5.4%	(5,885)	(6,540)	+11.1%
Other gains (losses) and provisions	(353)	(362)	(596)	(486)	(552)	(659)	(519)	(671)	+29.4%	(1,797)	(2,401)	+33.6%
Profit before tax	**2,045**	**1,813**	**1,811**	**1,479**	**2,053**	**2,085**	**2,225**	**1,626**	**-26.9%**	**7,149**	**7,989**	**+11.8%**
Consolidated profit	**1,495**	**1,419**	**1,376**	**1,191**	**1,514**	**1,448**	**1,703**	**1,396**	**-18.1%**	**5,481**	**6,062**	**+10.6%**
Attributable profit	**1,369**	**1,299**	**1,289**	**1,111**	**1,418**	**1,350**	**1,589**	**1,302**	**-18.1%**	**5,067**	**5,659**	**+11.7%**
Business volumes												
Gross loans and advances to customers	622,911	632,499	638,698	638,047	629,475	624,224	621,938	618,773	-0.5%	638,047	618,773	-3.0%
Customer funds	690,366	680,504	679,562	696,669	686,630	688,038	702,460	712,433	+1.4%	696,669	712,433	+2.3%
Customer deposits	597,814	591,837	591,583	604,899	593,388	599,742	605,826	621,598	+2.6%	604,899	621,598	+2.8%
Mutual funds	92,552	88,667	87,979	91,770	93,242	88,295	96,633	90,835	-6.0%	91,770	90,835	-1.0%

Santander

72

Digital Consumer Bank (EUR mn)

Underlying income statement	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23	Q2'23	Q3'23	Q4'23	Change Q4'23 / Q3'23	2022	2023	Change 2023 / 2022
Net interest income	2,463	2,495	2,593	2,570	2,546	2,477	2,600	2,598	-0.1%	10,121	10,221	+1.0%
Net fee income	297	321	317	334	288	295	316	330	+4.3%	1,269	1,229	-3.1%
Gains (losses) on financial transactions and other	284	154	239	324	227	193	199	228	+14.3%	1,001	846	-15.5%
Total revenue	**3,043**	**2,970**	**3,149**	**3,228**	**3,061**	**2,965**	**3,115**	**3,155**	**+1.3%**	**12,391**	**12,296**	**-0.8%**
Operating expenses	(1,287)	(1,275)	(1,319)	(1,316)	(1,317)	(1,291)	(1,284)	(1,371)	+6.8%	(5,197)	(5,263)	+1.3%
Net operating income	**1,757**	**1,695**	**1,830**	**1,912**	**1,744**	**1,675**	**1,831**	**1,784**	**-2.6%**	**7,194**	**7,033**	**-2.2%**
Net loan-loss provisions	(616)	(755)	(832)	(1,019)	(916)	(887)	(1,177)	(1,126)	-4.3%	(3,222)	(4,106)	+27.4%
Other gains (losses) and provisions	(45)	(22)	(9)	(16)	(71)	(39)	(78)	(60)	-23.0%	(91)	(250)	+173.0%
Profit before tax	**1,095**	**918**	**989**	**877**	**756**	**748**	**576**	**597**	**+3.7%**	**3,880**	**2,677**	**-31.0%**
Consolidated profit	**833**	**727**	**750**	**690**	**587**	**635**	**489**	**540**	**+10.3%**	**3,000**	**2,251**	**-25.0%**
Attributable profit	**720**	**612**	**688**	**590**	**488**	**539**	**417**	**457**	**+9.7%**	**2,610**	**1,901**	**-27.2%**

Business volumes	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23	Q2'23	Q3'23	Q4'23	Change Q4'23 / Q3'23	2022	2023	Change 2023 / 2022
Gross loans and advances to customers	183,675	190,786	197,986	196,878	197,828	200,157	205,681	206,649	+0.5%	196,878	206,649	+5.0%
Customer funds	103,439	105,872	107,628	106,027	107,998	109,016	115,587	117,963	+2.1%	106,027	117,963	+11.3%
Customer deposits	101,055	103,662	105,407	102,946	104,754	105,554	112,187	114,334	+1.9%	102,946	114,334	+11.1%
Mutual funds	2,384	2,210	2,222	3,081	3,244	3,461	3,400	3,629	+6.7%	3,081	3,629	+17.8%

Santander

73

Digital Consumer Bank (Constant EUR mn)

Underlying income statement	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23	Q2'23	Q3'23	Q4'23	Change Q4'23 / Q3'23	2022	2023	Change 2023 / 2022
Net interest income	2,489	2,433	2,465	2,488	2,518	2,456	2,584	2,663	+3.0%	9,876	10,221	+3.5%
Net fee income	301	319	311	329	289	296	313	331	+5.5%	1,260	1,229	-2.5%
Gains (losses) on financial transactions and other	307	164	240	314	240	209	215	182	-15.3%	1,025	846	-17.4%
Total revenue	**3,098**	**2,916**	**3,015**	**3,131**	**3,046**	**2,962**	**3,113**	**3,175**	**+2.0%**	**12,161**	**12,296**	**+1.1%**
Operating expenses	(1,300)	(1,250)	(1,259)	(1,276)	(1,312)	(1,293)	(1,284)	(1,375)	+7.1%	(5,085)	(5,263)	+3.5%
Net operating income	**1,798**	**1,666**	**1,756**	**1,855**	**1,735**	**1,669**	**1,829**	**1,801**	**-1.5%**	**7,075**	**7,033**	**-0.6%**
Net loan-loss provisions	(634)	(742)	(796)	(992)	(908)	(885)	(1,174)	(1,139)	-2.9%	(3,165)	(4,106)	+29.8%
Other gains (losses) and provisions	(45)	(20)	(8)	(13)	(72)	(40)	(78)	(60)	-23.3%	(87)	(250)	+187.0%
Profit before tax	**1,119**	**904**	**951**	**850**	**754**	**744**	**577**	**602**	**+4.2%**	**3,824**	**2,677**	**-30.0%**
Consolidated profit	**852**	**717**	**724**	**669**	**586**	**632**	**492**	**541**	**+10.0%**	**2,962**	**2,251**	**-24.0%**
Attributable profit	**739**	**603**	**663**	**569**	**486**	**536**	**420**	**459**	**+9.2%**	**2,573**	**1,901**	**-26.1%**

Business volumes	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23	Q2'23	Q3'23	Q4'23	Change Q4'23 / Q3'23	2022	2023	Change 2023 / 2022
Gross loans and advances to customers	181,841	186,983	190,587	195,267	197,761	199,631	203,252	206,649	+1.7%	195,267	206,649	+5.8%
Customer funds	102,808	102,949	102,119	104,259	107,532	108,834	113,854	117,963	+3.6%	104,259	117,963	+13.1%
Customer deposits	100,424	100,739	99,898	101,178	104,288	105,372	110,453	114,334	+3.5%	101,178	114,334	+13.0%
Mutual funds	2,384	2,210	2,222	3,081	3,244	3,461	3,400	3,629	+6.7%	3,081	3,629	+17.8%

Santander

74

Corporate & Investment Banking (EUR mn)

Underlying income statement	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23	Q2'23	Q3'23	Q4'23	Change Q4'23 / Q3'23	2022	2023	Change 2023 / 2022
Net interest income	917	1,067	914	918	801	784	845	1,164	+37.7%	3,816	3,594	-5.8%
Net fee income	519	487	475	441	606	536	517	471	-8.9%	1,922	2,131	+10.8%
Gains (losses) on financial transactions and other	124	21	328	493	259	443	615	485	-21.1%	965	1,802	+86.7%
Total revenue	**1,559**	**1,575**	**1,717**	**1,852**	**1,667**	**1,763**	**1,977**	**2,120**	**+7.2%**	**6,703**	**7,527**	**+12.3%**
Operating expenses	(619)	(670)	(759)	(852)	(741)	(771)	(865)	(1,010)	+16.8%	(2,901)	(3,387)	+16.7%
Net operating income	**940**	**905**	**958**	**1,000**	**925**	**992**	**1,112**	**1,111**	**-0.2%**	**3,802**	**4,140**	**+8.9%**
Net loan-loss provisions	13	11	(10)	(271)	24	(31)	49	(206)	—	(257)	(165)	-35.8%
Other gains (losses) and provisions	(24)	(38)	(33)	(71)	(104)	(28)	(28)	(21)	-23.1%	(166)	(181)	+8.9%
Profit before tax	**929**	**878**	**915**	**658**	**845**	**934**	**1,133**	**883**	**-22.1%**	**3,379**	**3,795**	**+12.3%**
Consolidated profit	**654**	**628**	**664**	**479**	**571**	**667**	**794**	**626**	**-21.1%**	**2,424**	**2,658**	**+9.6%**
Attributable profit	**601**	**585**	**595**	**452**	**506**	**603**	**744**	**587**	**-21.1%**	**2,233**	**2,440**	**+9.2%**

Business volumes	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23	Q2'23	Q3'23	Q4'23	Change Q4'23 / Q3'23	2022	2023	Change 2023 / 2022
Gross loans and advances to customers	136,514	142,473	152,488	142,646	139,562	136,918	134,027	137,578	+2.6%	142,646	137,578	-3.6%
Customer funds	137,884	155,213	182,322	196,021	182,682	179,008	191,960	186,410	-2.9%	196,021	186,410	-4.9%
Customer deposits	128,193	145,417	172,333	186,678	171,300	167,651	178,426	171,845	-3.7%	186,678	171,845	-7.9%
Mutual funds	9,691	9,797	9,989	9,343	11,382	11,357	13,534	14,565	+7.6%	9,343	14,565	+55.9%

Santander

75

Corporate & Investment Banking (Constant EUR mn)

Underlying income statement	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23	Q2'23	Q3'23	Q4'23	Change Q4'23 / Q3'23	2022	2023	Change 2023 / 2022
Net interest income	931	993	800	882	752	725	806	1,311	+62.8%	3,606	3,594	-0.3%
Net fee income	517	467	449	435	595	520	506	510	+0.8%	1,867	2,131	+14.1%
Gains (losses) on financial transactions and other	105	19	340	502	262	441	606	493	-18.6%	966	1,802	+86.7%
Total revenue	**1,553**	**1,479**	**1,588**	**1,819**	**1,610**	**1,686**	**1,917**	**2,315**	**+20.7%**	**6,438**	**7,527**	**+16.9%**
Operating expenses	(621)	(648)	(720)	(825)	(723)	(750)	(849)	(1,064)	+25.4%	(2,815)	(3,387)	+20.3%
Net operating income	**931**	**830**	**868**	**994**	**886**	**936**	**1,068**	**1,250**	**+17.0%**	**3,624**	**4,140**	**+14.3%**
Net loan-loss provisions	12	12	(5)	(271)	25	(32)	49	(207)	—	(252)	(165)	-34.5%
Other gains (losses) and provisions	(22)	(34)	(28)	(60)	(105)	(25)	(27)	(23)	-12.6%	(144)	(181)	+25.8%
Profit before tax	**922**	**808**	**835**	**663**	**806**	**879**	**1,090**	**1,020**	**-6.4%**	**3,228**	**3,795**	**+17.6%**
Consolidated profit	**639**	**564**	**599**	**489**	**535**	**615**	**766**	**743**	**-3.0%**	**2,292**	**2,658**	**+16.0%**
Attributable profit	**586**	**522**	**530**	**461**	**470**	**552**	**716**	**702**	**-1.8%**	**2,099**	**2,440**	**+16.2%**

Business volumes	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23	Q2'23	Q3'23	Q4'23	Change Q4'23 / Q3'23	2022	2023	Change 2023 / 2022
Gross loans and advances to customers	136,398	140,699	147,421	142,158	138,578	134,564	131,231	137,578	+4.8%	142,158	137,578	-3.2%
Customer funds	134,497	150,447	172,097	192,800	178,355	173,928	186,157	186,410	+0.1%	192,800	186,410	-3.3%
Customer deposits	125,980	141,526	163,592	184,333	168,187	163,868	173,932	171,845	-1.2%	184,333	171,845	-6.8%
Mutual funds	8,517	8,921	8,505	8,467	10,168	10,060	12,226	14,565	+19.1%	8,467	14,565	+72.0%

Santander

76

Wealth Management & Insurance (EUR mn)

Underlying income statement	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23	Q2'23	Q3'23	Q4'23	Change Q4'23 / Q3'23	2022	2023	Change 2023 / 2022
Net interest income	137	174	235	337	334	392	409	377	-7.8%	883	1,513	+71.4%
Net fee income	322	334	329	309	308	317	318	319	+0.3%	1,293	1,262	-2.4%
Gains (losses) on financial transactions and other	130	116	140	116	116	121	110	88	-20.0%	502	436	-13.2%
Total revenue	**589**	**623**	**704**	**762**	**758**	**830**	**838**	**784**	**-6.3%**	**2,678**	**3,210**	**+19.9%**
Operating expenses	(261)	(269)	(281)	(293)	(291)	(293)	(297)	(335)	+12.7%	(1,104)	(1,216)	+10.2%
Net operating income	**328**	**354**	**422**	**469**	**467**	**538**	**540**	**449**	**-16.8%**	**1,574**	**1,994**	**+26.7%**
Net loan-loss provisions	0	(7)	(14)	(0)	1	14	(3)	5	—	(21)	17	—
Other gains (losses) and provisions	(9)	(11)	(6)	(11)	(24)	(11)	0	17	—	(37)	(18)	-52.5%
Profit before tax	**320**	**336**	**402**	**459**	**444**	**541**	**537**	**471**	**-12.3%**	**1,516**	**1,994**	**+31.5%**
Consolidated profit	**247**	**263**	**307**	**352**	**335**	**415**	**412**	**378**	**-8.1%**	**1,170**	**1,540**	**+31.6%**
Attributable profit	**232**	**246**	**289**	**334**	**316**	**395**	**397**	**359**	**-9.8%**	**1,101**	**1,467**	**+33.3%**

Business volumes	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23	Q2'23	Q3'23	Q4'23	Change Q4'23 / Q3'23	2022	2023	Change 2023 / 2022
Gross loans and advances to customers	21,578	22,516	23,275	22,247	21,925	22,556	22,662	22,603	-0.3%	22,247	22,603	+1.6%
Customer funds	140,594	139,108	141,074	137,423	139,282	144,880	143,025	157,142	+9.9%	137,423	157,142	+14.3%
Customer deposits	54,606	56,099	57,712	57,014	57,242	56,617	54,663	57,643	+5.5%	57,014	57,643	+1.1%
Mutual funds	85,988	83,009	83,362	80,409	82,040	88,263	88,362	99,499	+12.6%	80,409	99,499	+23.7%

Santander 77

Wealth Management & Insurance (Constant EUR mn)

Underlying income statement	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23	Q2'23	Q3'23	Q4'23	Change Q4'23 / Q3'23	2022	2023	Change 2023 / 2022
Net interest income	135	168	226	330	331	387	404	391	-3.2%	859	1,513	+76.0%
Net fee income	324	323	311	301	299	305	310	348	+12.4%	1,259	1,262	+0.2%
Gains (losses) on financial transactions and other	136	124	145	117	118	122	110	86	-22.4%	522	436	-16.5%
Total revenue	**596**	**615**	**682**	**748**	**747**	**813**	**825**	**825**	**+0.1%**	**2,641**	**3,210**	**+21.6%**
Operating expenses	(265)	(265)	(272)	(286)	(288)	(289)	(295)	(344)	+16.6%	(1,088)	(1,216)	+11.8%
Net operating income	**330**	**351**	**410**	**462**	**459**	**525**	**529**	**481**	**-9.1%**	**1,553**	**1,994**	**+28.4%**
Net loan-loss provisions	0	(8)	(14)	(0)	1	15	(3)	5	—	(21)	17	—
Other gains (losses) and provisions	(8)	(11)	(6)	(10)	(24)	(11)	1	17	—	(36)	(18)	-51.0%
Profit before tax	**322**	**332**	**390**	**452**	**436**	**528**	**527**	**502**	**-4.6%**	**1,496**	**1,994**	**+33.2%**
Consolidated profit	**250**	**262**	**300**	**347**	**330**	**405**	**402**	**402**	**-0.0%**	**1,159**	**1,540**	**+32.8%**
Attributable profit	**233**	**244**	**282**	**329**	**311**	**385**	**388**	**382**	**-1.5%**	**1,089**	**1,467**	**+34.8%**

Business volumes	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23	Q2'23	Q3'23	Q4'23	Change Q4'23 / Q3'23	2022	2023	Change 2023 / 2022
Gross loans and advances to customers	21,563	22,144	22,345	22,115	21,792	22,318	22,307	22,603	+1.3%	22,115	22,603	+2.2%
Customer funds	139,649	138,555	138,870	137,803	138,389	142,216	141,180	157,142	+11.3%	137,803	157,142	+14.0%
Customer deposits	54,149	55,389	56,665	56,852	56,942	55,799	54,158	57,643	+6.4%	56,852	57,643	+1.4%
Mutual funds	85,500	83,166	82,205	80,951	81,447	86,417	87,022	99,499	+14.3%	80,951	99,499	+22.9%

Santander

78

Payments (EUR mn)

Underlying income statement	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23	Q2'23	Q3'23	Q4'23	Change Q4'23 / Q3'23	2022	2023	Change 2023 / 2022
Net interest income	537	599	627	596	582	611	649	582	-10.3%	2,359	2,424	+2.8%
Net fee income	548	684	670	750	770	703	772	708	-8.2%	2,653	2,952	+11.3%
Gains (losses) on financial transactions and other	(34)	(36)	(45)	(22)	(36)	(17)	(44)	19	—	(137)	(78)	-43.1%
Total revenue	**1,051**	**1,247**	**1,252**	**1,325**	**1,316**	**1,297**	**1,376**	**1,309**	**-4.9%**	**4,874**	**5,298**	**+8.7%**
Operating expenses	(492)	(576)	(606)	(596)	(589)	(623)	(581)	(550)	-5.4%	(2,271)	(2,344)	+3.2%
Net operating income	**559**	**671**	**646**	**728**	**726**	**674**	**795**	**759**	**-4.5%**	**2,604**	**2,954**	**+13.5%**
Net loan-loss provisions	(252)	(271)	(363)	(246)	(471)	(397)	(435)	(363)	-16.7%	(1,132)	(1,666)	+47.2%
Other gains (losses) and provisions	(3)	(15)	(18)	(38)	(14)	(21)	(18)	(31)	+75.2%	(74)	(84)	+13.5%
Profit before tax	**304**	**385**	**265**	**444**	**241**	**256**	**342**	**365**	**+6.9%**	**1,398**	**1,205**	**-13.8%**
Consolidated profit	**161**	**230**	**138**	**266**	**124**	**137**	**202**	**233**	**+15.2%**	**795**	**696**	**-12.5%**
Attributable profit	**137**	**204**	**114**	**238**	**107**	**116**	**179**	**204**	**+13.6%**	**693**	**607**	**-12.4%**

Business volumes	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23	Q2'23	Q3'23	Q4'23	Change Q4'23 / Q3'23	2022	2023	Change 2023 / 2022
Gross loans and advances to customers	20,785	21,395	21,978	22,161	22,091	23,307	23,524	23,709	+0.8%	22,161	23,709	+7.0%
Customer funds	35	550	685	688	603	600	654	1,418	+116.9%	688	1,418	+105.9%
Customer deposits	35	550	685	688	603	600	654	1,418	+116.9%	688	1,418	+105.9%
Mutual funds	—	—	—	—	—	—	—	—	—	—	—	—

Santander

79

Payments (Constant EUR mn)

Underlying income statement	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23	Q2'23	Q3'23	Q4'23	Change Q4'23 / Q3'23	2022	2023	Change 2023 / 2022
Net interest income	527	546	554	560	536	566	607	716	+17.9%	2,187	2,424	+10.8%
Net fee income	567	665	642	739	769	687	746	750	+0.7%	2,612	2,952	+13.0%
Gains (losses) on financial transactions and other	(18)	(11)	(11)	(14)	(12)	7	(24)	(49)	+99.9%	(54)	(78)	+44.3%
Total revenue	**1,077**	**1,199**	**1,185**	**1,285**	**1,293**	**1,260**	**1,328**	**1,417**	**+6.7%**	**4,746**	**5,298**	**+11.6%**
Operating expenses	(492)	(551)	(576)	(590)	(574)	(600)	(564)	(605)	+7.2%	(2,209)	(2,344)	+6.1%
Net operating income	**585**	**648**	**609**	**695**	**719**	**660**	**764**	**812**	**+6.3%**	**2,537**	**2,954**	**+16.5%**
Net loan-loss provisions	(268)	(272)	(358)	(253)	(476)	(387)	(423)	(380)	-10.0%	(1,150)	(1,666)	+44.8%
Other gains (losses) and provisions	(2)	(14)	(17)	(25)	(13)	(20)	(18)	(32)	+82.9%	(59)	(84)	+41.3%
Profit before tax	**315**	**362**	**234**	**417**	**229**	**252**	**324**	**400**	**+23.5%**	**1,327**	**1,205**	**-9.2%**
Consolidated profit	**166**	**206**	**116**	**246**	**112**	**134**	**192**	**257**	**+33.8%**	**734**	**696**	**-5.2%**
Attributable profit	**141**	**180**	**91**	**218**	**95**	**113**	**170**	**228**	**+34.3%**	**629**	**607**	**-3.6%**

Business volumes	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23	Q2'23	Q3'23	Q4'23	Change Q4'23 / Q3'23	2022	2023	Change 2023 / 2022
Gross loans and advances to customers	19,450	20,334	20,447	21,740	21,207	21,789	22,383	23,709	+5.9%	21,740	23,709	+9.1%
Customer funds	35	550	685	688	603	600	654	1,418	+116.9%	688	1,418	+105.9%
Customer deposits	35	550	685	688	603	600	654	1,418	+116.9%	688	1,418	+105.9%
Mutual funds	—	—	—	—	—	—	—	—	—	—	—	—

Santander

80

PagoNxt (EUR mn)

Underlying income statement	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23	Q2'23	Q3'23	Q4'23	Change Q4'23 / Q3'23	2022	2023	Change 2023 / 2022
Net interest income	2	3	7	10	9	22	24	38	+57.8%	22	93	+325.2%
Net fee income	157	222	231	271	218	228	255	253	-1.0%	881	954	+8.3%
Gains (losses) on financial transactions and other	2	9	18	22	16	27	19	30	+56.5%	50	93	+83.8%
Total revenue	**161**	**234**	**256**	**303**	**244**	**277**	**298**	**321**	**+7.5%**	**953**	**1,140**	**+19.6%**
Operating expenses	(190)	(257)	(280)	(297)	(278)	(295)	(251)	(268)	+6.9%	(1,024)	(1,091)	+6.6%
Net operating income	**(29)**	**(24)**	**(23)**	**6**	**(34)**	**(18)**	**48**	**53**	**+10.9%**	**(70)**	**49**	**—**
Net loan-loss provisions	(3)	(9)	(13)	(20)	(6)	(6)	(10)	(1)	-87.4%	(44)	(24)	-45.6%
Other gains (losses) and provisions	(1)	(3)	(12)	(10)	(2)	(10)	(6)	(23)	+265.0%	(26)	(42)	+62.3%
Profit before tax	**(33)**	**(35)**	**(49)**	**(24)**	**(43)**	**(34)**	**31**	**29**	**-7.6%**	**(140)**	**(17)**	**-88.1%**
Consolidated profit	**(54)**	**(50)**	**(64)**	**(36)**	**(57)**	**(48)**	**6**	**23**	**+285.5%**	**(203)**	**(76)**	**-62.6%**
Attributable profit	**(55)**	**(51)**	**(68)**	**(39)**	**(55)**	**(48)**	**3**	**23**	**—**	**(214)**	**(77)**	**-63.9%**

Business volumes	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23	Q2'23	Q3'23	Q4'23	Change Q4'23 / Q3'23	2022	2023	Change 2023 / 2022
Gross loans and advances to customers	1,064	1,210	1,064	1,260	930	894	1,090	1,196	+9.7%	1,260	1,196	-5.1%
Customer funds	35	550	685	688	603	600	654	1,418	+116.9%	688	1,418	+105.9%
Customer deposits	35	550	685	688	603	600	654	1,418	+116.9%	688	1,418	+105.9%
Mutual funds	—	—	—	—	—	—	—	—	—	—	—	—

Santander

81

PagoNxt (Constant EUR mn)

Underlying income statement	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23	Q2'23	Q3'23	Q4'23	Change Q4'23 / Q3'23	2022	2023	Change 2023 / 2022
Net interest income	2	3	7	10	10	22	24	38	+58.9%	22	93	+320.8%
Net fee income	172	223	231	273	222	227	251	254	+1.1%	898	954	+6.3%
Gains (losses) on financial transactions and other	2	8	18	22	16	27	19	31	+63.1%	50	93	+83.9%
Total revenue	**176**	**234**	**256**	**305**	**248**	**276**	**294**	**323**	**+9.8%**	**970**	**1,140**	**+17.5%**
Operating expenses	(198)	(256)	(278)	(297)	(278)	(292)	(247)	(275)	+11.0%	(1,029)	(1,091)	+6.0%
Net operating income	**(22)**	**(22)**	**(23)**	**8**	**(30)**	**(16)**	**47**	**48**	**+3.2%**	**(59)**	**49**	**—**
Net loan-loss provisions	(3)	(9)	(13)	(20)	(6)	(6)	(10)	(1)	-87.7%	(45)	(24)	-45.8%
Other gains (losses) and provisions	(1)	(2)	(13)	(9)	(2)	(10)	(6)	(23)	+269.6%	(25)	(42)	+66.1%
Profit before tax	**(26)**	**(33)**	**(48)**	**(21)**	**(39)**	**(32)**	**30**	**24**	**-20.4%**	**(129)**	**(17)**	**-87.0%**
Consolidated profit	**(50)**	**(48)**	**(63)**	**(34)**	**(54)**	**(46)**	**6**	**17**	**+177.4%**	**(194)**	**(76)**	**-60.9%**
Attributable profit	**(51)**	**(50)**	**(67)**	**(37)**	**(52)**	**(46)**	**3**	**17**	**—**	**(205)**	**(77)**	**-62.4%**
Business volumes												
Gross loans and advances to customers	1,086	1,250	1,067	1,335	954	883	1,078	1,196	+11.0%	1,335	1,196	-10.4%
Customer funds	35	550	685	688	603	600	654	1,418	+116.9%	688	1,418	+105.9%
Customer deposits	35	550	685	688	603	600	654	1,418	+116.9%	688	1,418	+105.9%
Mutual funds	—	—	—	—	—	—	—	—	—	—	—	—

Santander

82

Cards (EUR mn)

Underlying income statement	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23	Q2'23	Q3'23	Q4'23	Change Q4'23 / Q3'23	2022	2023	Change 2023 / 2022
Net interest income	535	596	620	586	573	589	625	544	-12.9%	2,337	2,331	-0.3%
Net fee income	391	462	439	480	551	475	517	456	-11.8%	1,772	1,998	+12.8%
Gains (losses) on financial transactions and other	(36)	(45)	(64)	(44)	(52)	(44)	(63)	(11)	-82.4%	(188)	(171)	-9.0%
Total revenue	**890**	**1,013**	**996**	**1,022**	**1,072**	**1,020**	**1,078**	**988**	**-8.3%**	**3,921**	**4,158**	**+6.0%**
Operating expenses	(302)	(319)	(327)	(299)	(312)	(328)	(331)	(282)	-14.6%	(1,247)	(1,253)	+0.5%
Net operating income	**588**	**695**	**669**	**723**	**760**	**692**	**747**	**706**	**-5.5%**	**2,674**	**2,905**	**+8.7%**
Net loan-loss provisions	(249)	(262)	(350)	(226)	(465)	(391)	(425)	(361)	-15.0%	(1,087)	(1,642)	+51.0%
Other gains (losses) and provisions	(2)	(13)	(5)	(28)	(11)	(11)	(11)	(8)	-28.4%	(48)	(42)	-12.6%
Profit before tax	**337**	**420**	**314**	**468**	**284**	**290**	**311**	**337**	**+8.3%**	**1,539**	**1,222**	**-20.6%**
Consolidated profit	**215**	**280**	**202**	**302**	**181**	**185**	**196**	**210**	**+7.0%**	**998**	**772**	**-22.7%**
Attributable profit	**192**	**255**	**182**	**277**	**162**	**164**	**177**	**181**	**+2.2%**	**907**	**684**	**-24.6%**

Business volumes	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23	Q2'23	Q3'23	Q4'23	Change Q4'23 / Q3'23	2022	2023	Change 2023 / 2022
Gross loans and advances to customers	19,721	20,185	20,914	20,901	21,161	22,413	22,434	22,513	+0.4%	20,901	22,513	+7.7%
Customer funds	—	—	—	—	—	—	—	—	—	—	—	—
Customer deposits	—	—	—	—	—	—	—	—	—	—	—	—
Mutual funds	—	—	—	—	—	—	—	—	—	—	—	—

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83

Cards (Constant EUR mn)

Underlying income statement	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23	Q2'23	Q3'23	Q4'23	Change Q4'23 / Q3'23	2022	2023	Change 2023 / 2022
Net interest income	525	542	547	550	526	544	583	678	+16.2%	2,165	2,331	+7.6%
Net fee income	396	442	411	466	547	460	494	496	+0.4%	1,714	1,998	+16.5%
Gains (losses) on financial transactions and other	(20)	(19)	(29)	(36)	(28)	(20)	(43)	(80)	+83.9%	(105)	(171)	+63.4%
Total revenue	**901**	**965**	**930**	**980**	**1,045**	**984**	**1,034**	**1,094**	**+5.8%**	**3,775**	**4,158**	**+10.1%**
Operating expenses	(294)	(295)	(298)	(293)	(296)	(309)	(317)	(330)	+4.2%	(1,180)	(1,253)	+6.2%
Net operating income	**607**	**670**	**632**	**687**	**749**	**675**	**717**	**764**	**+6.5%**	**2,596**	**2,905**	**+11.9%**
Net loan-loss provisions	(265)	(263)	(345)	(233)	(470)	(381)	(412)	(379)	-8.1%	(1,106)	(1,642)	+48.5%
Other gains (losses) and provisions	(1)	(12)	(5)	(16)	(11)	(10)	(11)	(9)	-18.0%	(34)	(42)	+23.1%
Profit before tax	**341**	**395**	**282**	**438**	**268**	**284**	**293**	**376**	**+28.0%**	**1,456**	**1,222**	**-16.1%**
Consolidated profit	**215**	**254**	**178**	**280**	**166**	**180**	**186**	**240**	**+29.0%**	**928**	**772**	**-16.8%**
Attributable profit	**192**	**230**	**159**	**255**	**147**	**159**	**167**	**211**	**+26.2%**	**835**	**684**	**-18.1%**

Business volumes	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23	Q2'23	Q3'23	Q4'23	Change Q4'23 / Q3'23	2022	2023	Change 2023 / 2022
Gross loans and advances to customers	18,364	19,084	19,381	20,406	20,252	20,906	21,306	22,513	+5.7%	20,406	22,513	+10.3%
Customer funds	—	—	—	—	—	—	—	—	—	—	—	—
Customer deposits	—	—	—	—	—	—	—	—	—	—	—	—
Mutual funds	—	—	—	—	—	—	—	—	—	—	—	—

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84

85 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Quarterly income statements Quarterly income statements and business volumes of the new primary segments (under the new definitions applicable from 1 January 2024) Glossary

86 Glossary - Acronyms ❑ ALCO: Assets and Liabilities Committee ❑ AT1: Additional Tier 1 ❑ bn: Billion ❑ Bps: basis points ❑ CET1: Common equity tier 1 ❑ CoR: Cost of credit / cost of risk ❑ HQLA: High quality liquid asset ❑ FL: Fully-loaded ❑ FX: Foreign exchange ❑ ESG: Environmental, social and governance ❑ FY: Full year ❑ HTC&S: Held to collect and sell ❑ IFRS 9: International Financial Reporting Standard 9, regarding financial instruments ❑ LLPs: Loan-loss provisions ❑ M/LT: Medium- and long-term ❑ mn: million ❑ MREL: Minimum requirement for own funds and eligible liabilities ❑ NPL: Non-performing loans ❑ P&L: Profit and loss ❑ Pp: percentage points ❑ Repos: Repurchase agreements ❑ RoRWA: Return on risk-weighted assets ❑ RoTE: Return on tangible equity ❑ RWA: Risk-weighted assets ❑ ST: Short term ❑ T1/T2: Tier 1 / Tier 2 ❑ TLAC: Total loss-absorbing capacity ❑ TNAV: Tangible net asset value ❑ YoY: Year-on-Year

87 Glossary - Definitions Notes: The averages for the RoTE and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances. The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation). PROFITABILITY AND EFFICIENCY ✓ RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill) ✓ RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets ✓ Efficiency: Operating expenses / total income. Operating expenses defined as general administrative expenses + amortisations VOLUMES ✓ Loans: Gross loans and advances to customers (excl. reverse repos) ✓ Customer funds: Customer deposits excluding repos + marketed mutual funds CREDIT RISK ✓ NPL ratio: Credit impaired loans and advances to customers, customer guarantees and customer commitments granted / Total risk. Total risk is defined as: Total loans and advances and guarantees to customers (including credit impaired assets) + contingent liabilities granted that are credit impaired ✓ NPL coverage ratio: Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted / Credit impaired loans and advances to customers, customer guarantees and customer commitments granted ✓ Cost of risk: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months CAPITALIZATION ✓ Tangible net asset value per share – TNAVps: Tangible stockholders' equity / number of shares (excluding treasury shares). Tangible stockholders' equity calculated as shareholders equity + accumulated other comprehensive income - intangible assets DIGITAL ✓ Transactions monetary & voluntary: customer interaction through mobile or internet banking which resulted in a change of balance. ATM transactions are not included ✓ Digital sales: percentage of new contracts executed through digital channels during the period. Digital sales as % of total sales

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SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    31 January 2024 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer